Form 40-F
period 2002-06-30
RIO ALGOM LTD/NEW/
filed 2002-11-15
CIK 316792

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, or

[X]	Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2002

Commission File Number 1-7953

RIO ALGOM LIMITED

(Exact name of registrant as specified in its Charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification Number)

66 Wellington Street West, Suite 4200 Toronto, Ontario (Address of Principal Executive Offices)	M5H 1N6 (Zip Code)

(416) 868-7544
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each Exchange on which Registered

9 3/8% Preferred Securities due September 30, 2047	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each Class
7.05% Debentures due November 1, 2005

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Number of registrant’s common shares outstanding at June 30, 2002 – 65,505,788

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No

Material included in this Form 40-F:

Annual Information Form

Consolidated Financial Statements for the Twelve Months ended June 30, 2002 and the Eighteen Months ended June 30, 2001

                 The Registrant is not required to make any disclosure in this Form 40-F by reason of General Instruction B.(6)(b) or (c) to
                 Form 40-F.

Exhibits

23	Consent of Independent Accountants

99.1	Certification of Bradford A. Mills, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Philippe Monier, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

RIO ALGOM LIMITED

2002 ANNUAL INFORMATION FORM

October 23, 2002

Item 2
Incorporation and Organization of Rio Algom Limited

Rio Algom Limited (“Rio Algom” or the “Corporation”) was formed pursuant to the laws of the Province of Ontario on June 30, 1960 as Rio Algom Mines Limited by the issue of Letters Patent of Amalgamation of Algom Uranium Mines Limited, Milliken Lake Uranium Mines Limited, Northspan Uranium Mines Limited and Pronto Uranium Mines Limited. The name Rio Algom Mines Limited was changed to Rio Algom Limited in April 1975. Effective January 30, 1980, pursuant to Articles of Amalgamation issued by the Province of Ontario, Rio Algom Limited was amalgamated with Preston Mines Limited and continued as Rio Algom Limited. Effective October 2, 1984, Rio Algom filed Restated Articles of Incorporation under the Ontario Business Corporations Act. Effective December 31, 1987, pursuant to Articles of Amalgamation issued by the Province of Ontario, Rio Algom Limited was amalgamated with Potash Company of America, Inc. and continued as Rio Algom Limited. Effective January 1, 1990, pursuant to Articles of Amalgamation issued by the Province of Ontario, Rio Algom Limited was amalgamated with Rio Kemptville Tin Corporation and continued as Rio Algom Limited. Effective January 1, 1998, pursuant to Articles of Amalgamation issued by the Province of Ontario, Rio Algom Limited was amalgamated with Rio Cornwallis Limited and continued as Rio Algom Limited. Effective January 1, 2000, pursuant to Articles of Amalgamation issued by the Province of Ontario, Rio Algom Limited was amalgamated with Rio Algom Investments Inc. and continued as Rio Algom Limited under the Ontario Business Corporations Act.

Subsidiaries and Investees

The principal direct and indirect subsidiaries and investees of Rio Algom are:

Entity	Place of Incorporation

Compañía Minera Riochilex S.A.	Chile
Compañía Minera Cerro Colorado Limitada	Chile
Compañía Minera Antamina S.A.	Peru (33.75%)
Rio Algom Exploration Inc.	Canada
Minera Alumbrera Limited	Antigua (25%)

Rio Algom’s voting interest in each entity listed is 100 per cent unless otherwise noted. No non-voting shares are held in these entities.

Item 3
Business of Rio Algom Limited

Introduction

The business of Rio Algom and its subsidiaries and investees consists of mining, exploration and development. In addition to the information set forth below, reference is made to Management’s Discussion and Analysis dated October 23, 2002 (“Management’s Discussion and Analysis”) annexed as Schedule A hereto and the Consolidated Financial Statements of the Corporation for the twelve months ended June 30, 2002 (the “Consolidated Financial Statements”), both of which are incorporated herein by reference.

Reference is made to Note 2 to the Consolidated Financial Statements with respect to the change in the Corporation’s financial year end from December 31 to June 30 in fiscal 2001 and Note 3 to the Consolidated Financial Statements with respect to the change in the Corporation’s reporting currency from Canadian dollars to U.S. dollars in the third quarter of fiscal 2002.

All currency references herein are to U.S. dollars unless otherwise specified. Reference to Canadian dollars is indicated by the symbol “C$”.

With respect to Rio Algom’s mining, exploration and development activities:

•	cathode copper is produced at the Cerro Colorado open-pit mine in northern Chile by wholly-owned Compañía Minera Cerro Colorado Limitada;
•	copper and zinc concentrates are produced at the Antimina open-pit mine in Northern Peru owned by Compañía Minera Antamina S.A., in which the Corporation holds a 33.75% interest;
•	copper and molybdenum concentrates are produced by Highland Valley Copper, a large-scale, open-pit mine in British Columbia, in which the Corporation has a 33.6% partnership interest;
•	copper-gold concentrate and gold doré are produced by the Alumbrera open-pit mine in northwestern Argentina, in which Rio Algom has a 25% equity interest;
•	metallurgical coal is produced by the Bullmoose mine in northeastern British Columbia, in which Rio Algom has a 29.1% joint venture interest and which is expected to close in 2003;
•	a 25% royalty interest is held by the Corporation in the net proceeds of production from the Polaris zinc-lead mine in the Canadian Arctic. Polaris ceased operations in September of 2002 following depletion of ore reserves;
•	feasibility work is underway at the wholly-owned Spence copper deposit in northern Chile.

For operating and geographic segment data, see Note 23 to the Consolidated Financial Statements.

Three-Year History

1999 (January 1, 1999 – December 31, 1999)

•	Highland Valley Copper suspended operations on May 15, 1999 for economic reasons
•	the Corporation arranged a revolving securitization of accounts receivable from its metals distribution business for year-end proceeds of C$157 million
•	the Corporation reduced the carrying value of its interests in the Alumbrera copper-gold mine in Argentina, the Bullmoose coal mine in British Columbia, its uranium operations in the U.S. and the Nicolet zinc-copper project by an aggregate amount of C$293 million before tax resulting in a one-time after tax non-cash charge to earnings of C$214 million or C$3.53 per common share
•	Highland Valley Copper resumed operations in August 1999, following the negotiation of new labour and power agreements
•	the Antamina $1,320 million project financing and sale of a 10% interest in Compañía Minera Antamina S.A. to Mitsubishi Corporation were concluded
•	the Alumbrera project satisfied the production, efficiency, physical facilities, financial and legal performance tests to achieve completion under its financing agreements resulting in the project loans being non-recourse to Rio Algom

2001 (January 1, 2000 – June 30, 2001)

•	the Corporation’s shares were listed for trading on the New York Stock Exchange in June 2000
•	Noranda Inc. made an unsolicited take-over bid to acquire all of the Corporation’s outstanding common shares for C$24.50 per share
•	the Corporation entered into an agreement with Billiton Plc on August 24, 2000, whereby Billiton agreed to offer C$27.00 per share for all outstanding common shares
•	Billiton Plc indirectly acquired 95% of the outstanding common shares of the Corporation on October 6, 2000
•	Billiton Plc indirectly acquired all of the common shares of the Corporation which were not tendered to its offer, pursuant to the mandatory acquisition rights under section 188 of the Ontario Business Corporations Act in November 2000
•	the common shares of the Corporation were delisted from the Toronto Stock Exchange and the New York Stock Exchange on November 29, 2000
•	the Corporation changed its financial year-end from December 31 to June 30 to coincide with the financial year-end of Billiton Plc
•	the Corporation transferred its interests in Atlas Ideal Metals Inc. and NAMD Inc. (formerly Rio Algom Inc.), which included its metal distribution business, its U.S. uranium mining subsidiaries, Rio Algom Mining Corp. and Quivira Mining Company, and its interest in the Nicolet zinc-copper project in Wisconsin, to wholly-owned subsidiaries of Billiton Plc for approximately $390 million (reported as $410 million prior to change in reporting currency) on December 15, 2000
•	approximately $333 million (reported as $350 million prior to change in reporting currency) of the proceeds of sale were loaned to a wholly-owned Canadian subsidiary of Billiton Plc on commercial terms

•	the Antamina project achieved mechanical completion of the project facilities in May 2001
•	Billiton Plc and BHP Limited merged their businesses to form dual listed companies known as BHP Billiton Plc and BHP Billiton Limited (collectively, “BHP Billiton”) in June 2001

2002 (July 1, 2001 – June 30, 2002)

•	the pre-feasibility study on the Spence copper deposit in Chile was completed in September 2001 and feasibility study started in January 2002
•	in October 2001 the Antamina project commenced commercial production, four months ahead of schedule
•	Cerro Colorado’s “stretch program” aimed at maintaining annual production at approximately 276 million pounds of copper during the next five years was initiated at an estimated capital cost of $65.9 million
•	effective the third quarter ended March 31, 2002, the company’s financial statements and notes are being reported in U.S. dollars

See also Item 4 “Narrative Description of the Business”.

Trends

Except for commodity price trends and the uncertainties described at pages A-7 and A-8 of Management’s Discussion and Analysis under “Risks and Uncertainties”, management is not aware of any trends, commitments, events or uncertainties that would reasonably be expected to have a material effect on the Corporation’s business, financial condition or results of operations.

Caution Regarding Forward-Looking Information

Some of the disclosures included herein respecting production and production capacity, mineral reserves, resources and grades, mine life expectations, mining and treatment methods, metal prices, sales volumes, cash, operating, development and total costs, development schedules and budgets, financing, expenditures, returns and economic and market conditions represent forward-looking statements (as defined in the U.S. Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions.

While the reasonableness of such assumptions and estimates is reviewed by management, unusual or unanticipated events may occur which render them inaccurate. Factors that could cause actual results to differ materially include, among others, the risks and uncertainties described in Management’s Discussion and Analysis and in the Consolidated Financial Statements, international economic and political conditions, cyclical and volatile commodity prices, availability of materials and equipment, failure to receive necessary government permits, delays in anticipated start-up dates, unusual weather or operating conditions, force majeure events, metallurgical and other processing problems, lower than expected ore grades, unanticipated ground and water conditions, failure of equipment or processes to operate in accordance with specifications or expectations and litigation. Under such circumstances, future performance may differ materially from expectations.

Item 4
Narrative Description of the Business

Copper Mining

Markets and Competition

For the twelve-month period ending June 30, 2002, the London Metal Exchange (“LME”) copper cash settlement price averaged $0.69 per pound in comparison to $0.81 per pound during the 18 months ended June 30, 2001. The LME copper cash settlement price on June 28, 2002 was $0.75 per pound.

The current price weakness is mainly attributable to falling global industrial production that has impacted negatively the demand for copper products. In November 2001 prices hit historical lows while warehouse stocks continued to rise, reaching a high of 1.52 million tonnes of copper in May 2002.

Rio Algom’s copper production is sold as concentrate or as cathode to smelters, refiners and metal traders. A substantial portion of Rio Algom’s copper sales are made under annual or long-term contracts based on LME prices. A producer’s competitive advantage is based principally on production cost, price, quality and dependability of supply, with production cost being the most important consideration. Rio Algom competes directly or indirectly with other copper mining companies as well as custom refiners and scrap dealers in the copper market.

Copper competes with other materials used for similar purposes. The primary uses of copper are in the building and construction industry, electrical and electronic products and, to a lesser extent, industrial machinery and equipment, consumer products and automotive and transportation industries.

Approximately half of Rio Algom’s sales from mining activities are made to Japan.

Raw Materials and Inputs

Other than mineral reserves, the primary raw materials and inputs required for the Corporation’s mining activities are water and electricity. Each of the operating mines of the Corporation or its investees have water rights or have entered into third party supply contracts for water. None of the operations expect water shortages because of environmental or meteorological conditions. With respect to electricity, each operation has entered into contracts with local independent power producers or local or national governmental utilities and electricity is expected to be readily available for the requirements of each operation.

Cerro Colorado

Cerro Colorado is a wholly-owned, open-pit copper mine located in the Atacama Desert at an altitude of 2,600 metres, approximately 125 kilometres by road, east of Iquique, Chile. Cerro Colorado holds mineral rights over 16,664 hectares. Surface rights are also held over approximately 1,305 hectares on which the plant is located. The operator of the mine is Compania Minera Cerro Colorado Limitada, a wholly-owned subsidiary of Rio Algom.

Finished cathode copper is produced by crushing, agglomeration and heap leaching followed by a solvent extraction-electrowinning process. The mined and crushed agglomerate is heaped on leach pads with an impervious bed. The mixed oxide and sulphide ore is irrigated with an acid solution for up to 13 months depending on the characteristics of the particular ore and consequent rate of copper dissolution. Leaching of the sulphide ores relies on bacterial oxidation. The pregnant leach solution is then collected from the leach pads and pumped to the solvent extraction phase, where the copper is selectively transferred to a highly concentrated electrolyte. The electrowinning process produces LME grade cathode.

Water requirements are sourced from an underground aquifer at Pampa Lagunillas, the rights to which are held by Cerro Colorado by grant from the state. Power for the mine is supplied through the Northern Chile Power grid from two suppliers under long-term contracts. Cerro Colorado holds all permits which are material to its operations and is in material compliance with these permits.

The Cerro Colorado deposit lies within a series of Cretaceous, andesitic volcanic rocks which have been intruded by two late Cretaceous to Tertiary, chimney-like complexes of porphyritic tonalites and quartz monzonitic microbreccias, referred to as the western and eastern intrusives. The entire area centered on the intrusives has been affected by hydrothermal alteration and mineralization typical of porphyry copper-molybdenum deposits. The deposit is approximately 2 kilometres long east-west and 1.5 kilometres wide north-south. Two main zones (West and East) are present. Mineralization is from 50 to 250 metres thick and is covered by from 50 to 150 metres of leached cap and post-mineral rocks. The East Zone contains multiple layers of oxide and sulfide mineralization with complex shapes, indicating multiple stages of supergene acid leaching and enrichment. Oxide mineralization can occur on top of, or beneath, supergene sulfide mineralization. The West deposit generally consists of one oxide layer overlying one sulfide layer, but locally exhibits some of the complexities present in the East deposit. Oxide mineralization consists primarily of chrysocolla with lesser tenorite, cuprite, brochantite and malachite. Supergene sulfide is dominated by chalcocite (locally sooty), with lesser covellite. Hypogene sulfides are pyrite, chalcopyrite, bornite and molybdenite. Very strong clay alteration is present where pyrite was abundant in the hypogene phyllic zone.

Construction was completed in 1994 at a final cost of $287 million and commercial production commenced in June 1994. The original design capacity was 88 million pounds of refined cathode copper annually. An expansion of annual production capacity to 132 million pounds was completed in 1995 at a cost of $49 million. In 1998, Rio Algom completed the second expansion of Cerro Colorado at a cost of $214 million and increased annual production capacity by 67% to a nominal 220 million pounds of refined copper. Copper production from July 1, 2001 to June 30, 2002 was 288 million pounds compared to 279 million pounds achieved during the 12 month period ended June 30, 2001 and 407 million pounds during the 18 month period ended on such date.

Cerro Colorado has almost completed, at a total estimated cost of $65.9 million, a “stretch program” that covers plant modifications, increases in the mine’s crushing capacity, leach pad area and mine fleet in order to maintain annual production at approximately 276 million pounds during the next five years. After that period, the annual production will decrease gradually due to decreasing grade. With these modifications, which are expected to be completed by June 2003, and based on current reserves, the remaining mine life is estimated to be 13 years.

Under current sales contracts which expire December 31, 2008, Cerro Colorado is committed to deliver a total of 133 million pounds of cathode copper annually to two customers – one in Japan, the other in Germany. The remaining production is sold under annual and spot contracts to various international purchasers. Prices under all contracts are based on the monthly average LME cash settlement price in or around the month of delivery.

In May 1999, the LME approved the registration of Cerro Colorado cathodes. LME registration enables Cerro Colorado to obtain full premium on its sales price and to deliver copper directly to LME warehouses.

Antamina

In 1996, Rio Algom and Inmet Mining Corporation (“Inmet”) were the successful bidders to acquire the Antamina copper-zinc deposit located in the Peruvian Andes at an elevation of 4,300 m, approximately 270 kilometres (by air) north of Lima, Peru. The deposit is now owned by Compania Minera Antamina S.A. (“CMA”) in which the Corporation owns a 33.75% interest together with Noranda Inc. (33.75%), Teck Cominco Limited (22.5%) and Mitsubishi Corporation (10%). The deposit was previously owned by Empresa Minera del Centro del Peru S.A. (“Centromin”) and was auctioned by CEPRI-Centromin, an agency of the Peruvian Government.

In March 1998, Rio Algom and Inmet completed a feasibility study on the potential of the Antamina deposit to produce 600 million pounds of copper and 360 million pounds of zinc annually over a 20-year mine life. The feasibility study was based on conventional open-pit mining, milling and flotation technology, with a concentrator expected to process 70,000 tonnes of ore per day in order to produce an average of 1.3 million tonnes of copper and zinc concentrate annually. Although the feasibility study originally envisioned transportation of the concentrate by truck, changes to the study were announced in November 1998, the most significant being the provision for concentrates to be transported approximately 300 kilometres via pipeline to a port facility at Huarmey. Total development cost was estimated at $2,296 million (including financing costs, working capital, payments to Centromin and sunk costs).

On July 13, 1998, the Corporation agreed to reduce its then 50% interest in the project by 12.5% by way of an earn-in arrangement with Noranda Inc. (“Noranda”). The transaction was related to the sale by Inmet of its 50% interest in CMA to Noranda and Teck Corporation (“Teck”). On completion of these transactions, each of the Corporation and Noranda owned a 37.5% interest and Teck owned a 25% interest in CMA.

On September 16, 1998, the Corporation, Noranda and Teck elected to proceed with development of the project. The agreement with Centromin required the owners to invest $2.5 billion in the project by June 6, 2002 or pay 30% of the shortfall to Centromin in lieu of further expenditures. As at June 6, 2002, total eligible investment for purposes of determining the Centromin payment including working capital was $2,148 million. Since the actual investment was less than the investment commitment, $111.5 million or 30% of the shortfall is payable to Centromin by CMA in lieu of further expenditures.

In June 1999, CMA signed definitive documentation with a group of lenders for $1.32 billion of financing for the project. A definitive agreement was also reached with Mitsubishi Corporation (“Mitsubishi”) whereby Mitsubishi would acquire 10% of CMA, subject to satisfaction of certain conditions including the closing of the project financing.

In October 1999, the closing and first draw down of funds from the project financing and completion of the sale of 10% of CMA to Mitsubishi occurred. Substantially all the assets of CMA have been pledged to the lenders as security for the loans. The Corporation has guaranteed its 33.75% pro rata share of the loans until such time as the project achieves completion, which involves the project satisfying certain financial, legal and operating tests prior to February 29, 2004 or, under certain circumstances, by February 28, 2005. Upon achievement of completion, the loans will be non-recourse to the Corporation. At June 30, 2002, $1,255 million had been drawn on these loans, 33.75% of which ($424 million) has been guaranteed by the Corporation.

The property comprising the Antamina mine area consists of mining concessions, mining claims and surface rights covering an area of approximately 14,000 hectares. CMA also owns sufficient surface rights for mining infrastructure, the port facility at Huarmey and an electrical substation located at Huallanca. In addition, CMA holds title to all easements and rights of way required for the concentrate pipeline from the mine to CMA’s port at Huarmey.

The Antamina deposit is a large copper skarn with zinc, silver, molybdenum and bismuth mineralization formed by the intrusion of quartz monzonite into limestone. It has a southwest to southeast strike length of more than 2,500 metres and a width of up to 1,000 metres. The skarn is well zoned around the intrusion. The zoning is used as the basis for four major subdivisions of the skarn which are a brown garnet skarn, a green garnet skarn, a wollastonite/diopside/green garnet skarn and marbleized limestone with veins or mantos of wollastonite. Other types of skarn, which include massive sulfides, massive magnetite and chlorite skarn are randomly distributed throughout the deposit.

The deposit sits at the bottom of a U shaped glacial valley surrounded by limestone ridges. It is hosted in a sequence of limestones and sediments which has been strongly deformed by thrusting and folding and has been intruded by intermediate to felsic stocks. In the Antamina area, one of these stocks has formed a complex, multiple intrusive around which the Antamina skarn has developed over an area approximately 3 kilometres long by 1 kilometre wide and to a depth of at least 1 kilometre.

Within the skarn, copper has been relatively evenly distributed throughout, while zinc and silver form an annulus around its periphery and molybdenum mirrors late intrusive phases. Bismuth is a significant minor element in about 40% of the deposit, mainly in peripheral areas. Copper occurs mainly as chalcopyrite except for one area, representing only 8% of the deposit, where it occurs as bornite. Zinc occurs as low iron sphalerite. Other significant sulphides include molybdenite and pyrite, and trace amounts of silver and bismuth bearing minerals and local areas of galena are found. Sulphides occur as disseminations, veinlets, pods and patches within the skarn. They exhibit significant short-range variability, but are evenly distributed throughout the skarn as a whole. Only the north and south margins of the deposit contain skarn which is not substantially mineralized.

An Environmental Impact Study (“EIA”) addressing environmental, socio-economic and community development aspects of the project was prepared and submitted to the Government of Peru as part of the permitting process. The EIA was approved on July 15, 1998. An addendum to the EIA covering the changes to the feasibility study referred to above was approved on March 12, 1999.

Power to the mine site is being supplied under long-term contracts with individual power producers through a 58 kilometre, 220 kv transmission line constructed by CMA which is connected to the Peru national energy grid.

The Antamina project required more than 300 permits for its construction and operation. CMA holds all permits material for construction and operation. CMA utilizes a comprehensive environmental management system following the International Standards Organization (“ISO”) 14001 model.

CMA has entered into nineteen long-term copper and zinc concentrate sales contracts with sixteen smelting companies which, in aggregate, cover more than 70% of the expected annual production. Sixteen of the contracts are for terms of twelve years following the start of production, one contract is for eleven years following the start of production and one contract expires in 2013.

Mechanical completion of Antamina was achieved in May 2001, more than two months ahead of schedule. The principal facilities include a 115-kilometre access road, a truck-shovel pit operation, the concentrator, a 300-kilometre (approximate) concentrate pipeline with a single stage pumping station to transport concentrates in slurry form from the mine to the port at Huarmey, and housing for operating employees and their families in the City of Huaraz, located approximately 200 kilometres by road from the mine. The concentrator has a nominal design capacity of 70,000 tonnes per day and is expected to produce an average of 675 million pounds of copper and 625 million pounds of zinc in concentrates per annum during the first ten years of operation.

Commercial production commenced on October 1, 2001. Rio Algom’s share of payable production for the year ended June 30, 2002 (from commencement of commercial production) was 180 million pounds of copper and 106 million pounds of zinc.

Based on current reserves, the expected mine life of Antamina is approximately 20 years.

Highland Valley Copper

Rio Algom owns a 33.6% interest in Highland Valley Copper (“HVC”), a partnership with Teck Cominco Limited and its wholly-owned subsidiary, Teck Cominco Metals Ltd. (collectively “Teck Cominco”) (61.4%) and Highmont Mining Company (5%). Management of the operation is shared equally between Rio Algom and Teck Cominco.

HVC holds and operates large scale, open-pit copper-molybdenum mining and milling operations in the Highland Valley area near Logan Lake, British Columbia, producing copper and molybdenum in concentrates. The operation is accessible by highway and is located approximately 80 kilometres southwest of Kamloops and 200 kilometres northeast of Vancouver. The mine operates throughout the year. Power is supplied by B.C. Hydro through a 138kw line. HVC’s property interests consist of mineral claims and leases, Crown grants and some properties in fee simple, of which 33,128 hectares are mineral rights and 2,698 hectares are surface rights.

Facilities include the Highland mill and the Lornex and Valley open-pit mines. The mill uses semi-autogenous grinding and conventional flotation and has a nominal milling capacity of 120,000 tonnes per day. Crushed ore from the Valley mine, which comprises approximately 89% of the mill feed, is transported via two 6,000 tonne per hour inclined conveyor belt systems. Two 60"x 89" gyratory semi-mobile crushers, located in the pit, feed the inclined conveyors. Ore from the Lornex mine is trucked to a third fixed gyratory crusher and conveyor system. The three conveyor systems are integrated to allow blending of ore to three mill stockpiles.

Slurried tailings from mill operations are collected and contained in a tailings impoundment area. Mill process water is reclaimed from the tailings pond. The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with these permits. HVC holds all permits which are material to its operations.

The Lornex and Valley mines are located in the Guichon Batholith. The Lornex orebody occurs in Skeena quartz diorite host rock which is intruded by quartz porphyry and aplite dykes. The Valley deposit occurs mainly in quartz monzonite and granodiorite host rocks which are also intruded by quartz porphyry and aplite dykes. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite.

At current production rates, HVC is expected to remain in operation for approximately seven years. Total estimated cost related to mine closure has been reviewed and increased from C$35 million to C$104 million during the financial year. As of June 30, 2002, HVC had accumulated a C$27.5 million in provision for reclamation and site restoration following mine closure.

In August 1999, a labour agreement was negotiated linking labour costs to the price of copper. This agreement and a similar agreement for power provide for wage and power cost concessions to HVC at lower copper prices, which will be reimbursed if prices rise above certain levels.

Rio Algom’s share of HVC’s payable copper production for the twelve months ended June 30, 2002 was 135 million pounds, compared to 133 million pounds for the 12 months ended June 30, 2001 and 201 million pounds for the 18 months ended June 30, 2001.

More than 75% of HVC’s production is sold under long-term contracts. The remaining terms of these contracts range from approximately two to seven years. The remaining production is sold on a spot basis. Contract prices are based on the monthly average LME cash settlement price, generally three months after delivery.

Based on current reserves, the expected mine life of HVC is approximately 7 years.

Alumbrera

In 1995, Rio Algom and North Limited of Australia jointly and equally acquired all the shares of International Musto Explorations Limited at a combined cost of C$514 million. Through this acquisition, Rio Algom and North Limited jointly acquired a 50% interest in Minera Alumbrera Limited (“Minera Alumbrera”) which holds the exploitation rights for the Bajo de la Alumbrera copper-gold deposit. Alumbrera is located in the Argentina Andes at an elevation of 2,600 metres, approximately 1,100 kilometres northwest of Buenos Aires. The remaining 50% interest in Minera Alumbrera is indirectly owned by M.I.M. Holdings Limited of Australia. Rio Algom’s effective interest in the Alumbrera mine is 25%. In August 2000, North Limited was acquired by Rio Tinto Plc.

The mine-site is located in the Province of Catamarca approximately 60 kilometres northwest of Andalgalá and 100 kilometres northeast of Belén. It is accessible by road or by propeller aircraft using a fair-weather, daylight airstrip which was constructed for the project at Campo del Arenal, approximately 35 kilometres from the mine.

Minera Alumbrera is responsible for developing and operating the Alumbrera project pursuant to an agreement with Yacimientos Mineros de Agua de Dionisio (“YMAD”), the owner of the 600-hectare property over which Minera Alumbrera holds exploitation rights. YMAD is entitled to a 20% net profits interest, after cost recovery, in the Alumbrera project. The Province of Catamarca is entitled to a 3% royalty on the value of production after deducting all processing costs (excluding mining costs) and transportation charges.

Construction of the project was substantially completed in 1997 and the first concentrate shipment took place in October 1997. The operation attained commercial production on February 1, 1998. Ore from the open pit is crushed and ground, with copper-gold concentrate produced by the flotation process. Some free gold is recovered by gravity methods to produce gold doré. The design capacity of the mill is 80,000 tonnes per day. Copper-gold concentrate produced in the mill is pumped through a 316-kilometre pipeline to a filter plant and loadout facility at Cruz del Norte where water is removed and filtered concentrate is shipped 830 kilometres by rail to Minera Alumbrera’s port facility near the city of Rosario.

The mine’s tailings impoundment is located approximately 3 kilometres southeast of the mine in the Campo del Carrizalito, an alluvial basin drained by the Vis Vis River to the south. All mine site facilities are located within a single catchment area and water from mill operations and other surface waters are directed to a tailings dam which crosses the Vis Vis canyon. Seepage is collected downstream of the tailings dam and is pumped back to the tailings basin using several wells and two collection ponds.

The framework for Minera Alumbrera’s environmental management plan was established in an environmental impact report based on 1988 World Bank guidelines. The plan was approved by the Argentina regulatory authorities in 1999.

Minera Alumbrera holds all permits which are material to its operations and is believed to be in material compliance with such permits. The project holds sufficient surface rights for its operations. Surface rights are held in fee simple and by legal easements, private easements and usufructs.

Minera Alumbrera constructed a 200 kilometre, 220 kv, 250 MW capacity transmission line, which is linked to the Argentine national electricity grid. Most of the mine’s power needs are supplied under long-term contract with the remainder purchased on the spot market.

The bulk of water needed for production is supernatant water drawn from Alumbrera’s tailings reclaim system. Fresh water supply is from a well field at Campo del Arenal basin. Fresh water is used as make-up for production requirements and for camp consumption following treatment.

Alumbrera is located within the Farallón Negro – Capillita volcanic complex, situated in the Sierra de Capillitas, with the volcanism being controlled by sinistral pull-apart tectonics along a major northwest trending lineament. The Farallón Negro volcanic and intrusive complex was a stratovolcano, formerly up to 6 kilometres high and 16 kilometres in diameter, which evolved from early mafic pyroxene andesites to later hornblende and biotite-bearing andesites and dacites. These largely extrusive phases were followed by the emplacement of mineralization-related dacite porphyries. The location of the dacite porphyries coincided with the eruptive centers of the former andesite-dacite stratovolcano.

The Alumbrera alkalic dacite porphyries were intruded approximately eight million years ago into the roots of the Farallón Negro volcano. The ensuing hydrothermal circulation resulted in alteration and mineralization of the porphyry itself and its volcanic host rocks. Subsequent erosion has exposed the upper part of the volcano and its porphyry system.

Topographically, the deposit is a bowl-shaped depression, approximately 1900 metres northeast to southwest and 1200 metres northwest to southeast, surrounded by ridges of andesitic breccia. The flow of the bowl covers an area of approximately 2.5 square kilometres. It is characterized by the products of the pervasive hydrothermal alteration processes, which have subsequently been oxidized, weathered and substantially eroded.

The primary mineralized rocks of Alumbrera consist of a series of porphyries intruded into the Farallón Negro andesites. A total of seven such intrusions have been identified, ranging from stocks (the oldest units) to dyke-like bodies (youngest), with some of the latter forming a radial pattern around the central rocks.

At least two distinct hydrothermal alteration events have been identified, forming a concentric pattern around the deposit. The central core comprises potassic alteration. Later phyllic/argillic alteration may overprint these two zones and is most intense at the boundary between them.

The ore grades correlate with lithology, the highest copper-gold grades being associated with intense potassic (plus quartz-magnetite) alteration of two of the earliest mineralized porphyries. Younger porphyries are less mineralized or barren. The majority of the copper is primary and occurs as chalcopyrite in disseminated grains and veinlets. Copper and gold are positively correlated, with gold occurring in association with early pyrite/chalcopyrite/magnetite as free grains and as inclusions within chalcopyrite crystals.

Rio Algom’s share of payable production for the twelve months ended June 30, 2002 was 106 million pounds of copper and 184,000 ounces of gold compared to 90 million pounds of copper and 139,000 ounces of gold for the 12 months ended June 30, 2001 and 127 million pounds of copper and 205,000 ounces of gold for the 18 months ended June 30, 2001.

In 1997, a $670 million financing provided by a consortium of international lenders was arranged to partially finance the project with the balance being provided by the project sponsors. At June 30, 2002, the outstanding balance owed to the lenders was $358.4 million. Substantially all the assets of Minera Alumbrera have been pledged to the lenders as security for the loans. The Corporation had guaranteed its 25% pro rata share of the loans until such time as the project achieved completion which required the project to satisfy certain financial, legal and operating tests prior to December 31, 1999 or, under certain circumstances, by June 2000. These tests were met in December 1999 and the loans are now, subject to certain limited exceptions, non-recourse to the Corporation.

Minera Alumbrera is currently commissioning a third line mill and pebble crushing circuit, which has been installed at a cost of approximately $36 million. These expansions have been funded from project cashflows and are expected to expand processing capacity to 100,000 tonnes per day. Annual average production would be increased to 195,000 tonnes of copper in concentrate and 620,000 ounces of gold in concentrate and doré over 8 years, before declining as low grade stockpiled ore is processed.

Minera Alumbrera has eight long-term sales contracts with purchasers located in Europe and Asia and one in North America. Approximately 60% of expected annual production is sold under contracts with remaining terms ranging from one to six years. Remaining production is sold under short term contracts on a spot basis. Contract prices are based on monthly average LME cash settlement prices, generally two to three months after shipment.

The price for gold in concentrate is based on London bullion market prices, generally one month after shipment or month of scheduled shipment. Gold from doré is delivered against hedge positions or sold at London bullion market prices immediately upon delivery.

Based on current reserves, the expected mine life of Alumbrera is approximately 10 years.

Other Mining

Coal

Bullmoose

The Bullmoose coal mine, which was developed in 1984, is a joint venture owned by Rio Algom (29.1%), Teck Cominco Limited (60.9%) and Nissho Iwai Coal Development (Canada) Ltd. (10%). Teck Cominco is the operator of the joint venture. The mine is a conventional open-pit operation located in northeastern British Columbia, approximately 30 kilometres northwest of Tumbler Ridge. The coal plant has an annual capacity of 2.3 million tonnes of clean coal.

During 2000, a new contract was negotiated with Japanese steel mills to take 100% of the mine’s output at a rate of 1.7 million tonnes/year until the end of the mine life in 2003. A new labour agreement was also concluded with hourly-paid employees which will be in effect until the mine closes.

Rio Algom’s share of metallurgical coal production for the twelve months ended June 30, 2002 was 579,000 tonnes, compared to 497,000 tonnes for the 12 months period ended June 30, 2001 and 679,000 for the 18 month period ended June 30, 2001.

Zinc

Polaris

The Polaris underground zinc-lead mine is located on Little Cornwallis Island in the Canadian Arctic. The mine is operated by Teck Cominco Metals Ltd. which owns a majority equity interest (77.5%). Rio Algom owns a 25% royalty interest in the annual net proceeds of production from Polaris. The royalty interest entitles Rio Algom to representation on the mine advisory committee, which oversees the operation of the mine.

As a result of ore reserves depletion, Polaris mine ceased its operations on September 3, 2002.

Development and Exploration

Spence

In January 1997, the Corporation announced the discovery of the Spence copper deposit in northern Chile. Compania Minera Riochilex S.A., a wholly-owned subsidiary of the Corporation, holds 100% of the mineral rights in approximately 26,000 hectares and surface rights in approximately 16,000 hectares.

The Spence deposit is located in Chile’s Region II, approximately 65 kilometres southwest of the city of Calama and 8 kilometres northwest of the town of Sierra Gorda. The area has a moderate climate but is extremely dry with average annual rainfall of 1 millimetre.

The project is well located with respect to infrastructure. The property is adjacent to a rail line and is crossed by a main highway. Power is available within 10 kilometres, with a number of utilities in the region using natural gas, coal and oil-fired generators. Water can be purchased on a long-term basis from a pipeline which crosses the property. Alternatively, water rights for the use of 450 litres per second are owned at Baltinache in the Salar de Atacama, 130 kilometres from the site. The latter would require the installation of pumping, pipeline and treatment facilities. There are ports at Antofagasta and Mejillones for delivery of equipment and supplies, and smelters at Calama and Antofagasta, which produce sulfuric acid, which would be required for leaching.

There are no significant environmental impacts predicted for the project and the development plan is expected to meet Chilean regulatory and World Bank requirements. For project development, the key authorization is approval of the environmental impact assessment (“EIA”) under Chilean Law 19.300 for which the application has been filed.

The Spence deposit is a copper porphyry hosted in and around three felsic intrusive centers. The deposit shows a classical mineral zonation with leached capping, an oxide zone, and a sulphide enrichment blanket downwards to a hypogene core and base. Mineralization in the hypogene core consists mainly of pyrite, chalcopyrite, bornite and covellite with minor molybdenite. The supergene enrichment blanket is composed principally of chalcocite and digenite replacing pyrite, chalcopyrite, and lesser bornite and covellite. The oxide zone is composed primarily of atacamite, paratacamite, brochantite and lesser amounts of chrysocolla and cuprite. The gravel and leach cap overlying the deposit averages 60 metres in thickness. The oxide zone is approximately 30 metres thick, with a sharp contact to the supergene sulphide. The supergene zone averages 60 metres in thickness, and the hypogene mineralization extends to the limits of the drilling. The transitional area between the supergene and hypogene zones is referred to as the mix zone, averaging 20 metres in thickness.

Bedrock geology in the district is dominated by Upper Cretaceous andesites with associated tuffaceous intervals, belonging to the Augusta Victoria Formation. Upper Jurassic to Lower Cretaceous age granodiorites and diorites, as well as Upper Cretaceous to Lower Tertiary porphyritic granodiorites, intrude the volcanic units. The Augusta Victoria formation is in discordant contact with Jurassic marine sediments of the Cerritos Bayos Formation in the eastern part of the Sierra Gorda complex. Gravel cover is of Tertiary to Quaternary age. The older gravels are the most dominant. Within this district, the Spence property area is 95% overlain by unconsolidated older gravels of Pliocene age and in the eastern sector by Pleistocene age gravels. The pampa areas are bordered to the east and north by bedrock comprising fine-grained, variably bedded, maroon and dark green Jurassic siltstones and claystones. These units generally strike north-south and dip east. Dip angles vary between 45° and 90°. Minor open folds are present in outcrop as well as on a regional scale. To the west of the pampa, low outcrop and subcrop ridges are dominated by Cretaceous age, medium to dark green, aphanitic to occasionally porphyritic andesite. These units are feldsparphyric and invariably magnetic. The volcanics include some volcanoclastic units. The andesites have been subjected to a regional metamorphic overprinting as evidenced by the presence of chlorite and epidote and finely disseminated pyrite content. Due to the gravel cover, no intrusions outcrop on the property. However, intrusive centres are located to the southwest at Pampa Lina, at Santa Catalina, and minor intrusions of mafic and felsic compositions within Jurassic sediments are located to the north and to the northeast. All intrusions are interpreted to be of Upper Cretaceous to lower tertiary age, consisting of granodiorite, granite, monzodiorite and diorite.

The estimated mineral resources for Spence have been changed from 398 million tonnes indicated as at June 30, 2001 to 252 million tonnes measured, 245 million tonnes indicated and 4 million tonnes inferred as a result of the 2001 drilling campaign which included reverse circulation drilling of 23,000 metres and diamond drilling of 22,000 metres.

The sampling process for the project has been systematic and controlled to produce an accurate resource estimate. For reverse circulation drilling, 2 metre continuous samples were taken. One half of the sample was retained for a later split, resulting in 1/4 of the sample being sent for analysis, and another 1/4 saved as a duplicate. For core drilling, continuous 3 metre sample intervals were measured and all core was split. One half of the core was sent for analysis and the other half was kept in a warehouse. All samples were sent to the Cerro Colorado laboratory for assays. In addition, splits were sent to independent laboratories.

Spence pre-feasibility study was completed in September 2001 and feasibility study started in January 2002. It is contemplated that the mining rate would feed 50,000 tonnes per day of ore to the crushing and conveying facilities and allow for production of approximately 440 million pounds of cathode copper per year through a heap-leach solvent extraction-electrowinning operation.

Mineral Reserves and Resources

Estimated mineral reserves and resources as at June 30, 2002, of mines and mining properties of Rio Algom, its subsidiaries and investees, which were then in production or which may be put into production in the future, are set out in the following table and related notes.

MINERAL RESERVE AND RESOURCE SUMMARY JUNE 30, 2002

	Rio Algom Share		Resources
	of Production		(Additional to
	July 1/01 to	Reserves	Reserves)
Mines	June 30/02	(note 1)	(note 1)

CERRO COLORADO Region 1 Northern Chile 100% owned	288 million pounds of cathode copper	Proven 19.9 million tonnes at 0.71% copper Probable 201.7 million tonnes at 0.79% copper Cutoff grade 0.30% copper	Inferred 14.3 million tonnes at 0.76% copper Cutoff grade 0.30% copper

HIGHLAND VALLEY COPPER Highland Valley British Columbia, Canada 33.6% interest	135 million pounds of payable copper in concentrate and 1 million pounds of molybdenum (note 6)	Proven 270.4 million tonnes at 0.407% copper and 0.0084% molybdenum Probable 52.6 million tonnes at 0.438% copper and 0.0057% molybdenum Cutoff grade 0.25% copper equivalent	(note 6)

ALUMBRERA Catamarca Province Argentina 25% interest	110 million pounds of copper contained in concentrate and 189 thousand ounces of gold contained in concentrate and dore	Proven 328.7 million tonnes at 0.51% copper and 0.59 gpt gold Probable 41.7 million tonnes at 0.55% copper and 0.64 gpt gold Cutoff grade 0.28% copper equivalent (note 4 )

Reserve
Reconciliation (in millions)
July 1/01 to June 30/02

	Proven		Probable

	Tonnes	% Cu	Tonnes	% Cu

Reserves June 30 /01	21.9	0.84	210.2	0.80
Tonnes processed during period	(14.6)	1.07	0
Adjustment	12.6		(8.4)

Reserves June 30/02 (note 2)	19.9	0.71	201.7	0.79

	Proven			Probable

	Tonnes	% Cu	% Mo	Tonnes	% Cu	% Mo

Reserves June 30/01	316.0	0.415	0.0081	52.5	0.439	0.0055
Tonnes milled during period	(44.5)	0.442	0.0083	0
Adjustment	(1.1)			0.1

Reserves June 30/02 (note 3)	270.4	0.407	0.0084	52.6	0.438	0.0057

	Proven			Probable

	Tonnes	% Cu	gpt Au	Tonnes	% Cu	gpt Au

Reserves June 30/01	347.5	0.53	0.63	37.3	0.57	0.67
Tonnes milled during period	(29.5)	0.73	1.03	0
Adjustment	10.7			4.4

Reserves June 30/02	328.7	0.51	0.59	41.7	0.55	0.64
(note 4)

Remaining	Qualified
Mine Life	Person
(Years)	(note 1)

13	Tom John, P. Eng., Consultant, Former General Manager, Technical, Rio Algom Limited

7	R.P. Kintzi, P. Eng., Superintendent, Mine Engineering, Highland Valley Copper

10 (approx)	David Keough, member AusIMM, Chief Geologist, Minera Alumbrera Limited

	Rio Algom Share		Resources
	of Production		(Additional to
	July 1/01 to	Reserves	Reserves)
Mines	June 30/02	(note 1)	(note 1)

ANTAMINA Ancash Province Central Peru 33.75% interest	246 million pounds of copper contained in copper concentrate. 126 million pounds of zinc contained in zinc concentrate. 2.441 million ounces of silver contained in copper concentrate.
129 thousand pounds of molybdenum contained in concentrate	Proven 297 million tonnes at 1.29% copper, 1.05% zinc, 0.03% molybdenum and 14.2 gpt silver
Probable
246 million tonnes at 1.15% copper, 0.98% zinc, 0.028% molybdenum and 13.1 gpt silver
Cutoff grade 0.70% copper equivalent	Measured 24 million tonnes at 0.49% copper, 0.19% zinc, 4.3 gpt silver and 0.032% molybdenum Indicated 37 million tonnes at 0.46% copper, 0.31% zinc, 6.0 gpt silver and 0.029% molybdenum Inferred 37 million tonnes at 0.77% copper, 1.01% zinc, 0.014% molybdenum and 12.8 gpt silver
Cutoff grade 0.50% copper equivalent

PRE-DEVELOPMENT PROJECTS	POTENTIAL ANNUAL PRODUCTION

SPENCE Region 2 Northern Chile 100% owned	440 million pounds of copper as copper cathode		Measured 252 million tonnes at 1.04% copper Indicated 245 million tonnes at 0.80% copper Inferred 4 million tonnes at 0.69% copper Cutoff grade 0.34% copper (note 5)

Reserve
Reconciliation (in millions)
July 1/01 to June 30/02

	Proven			Probable

	Tonnes	% Cu	% Zn	Tonnes	% Cu	% Zn

Reserves June 30 / 01	312.0	1.30	1.06	246.0	1.15	0.98
Tonnes milled during period	(25)	1.48	1.03
Adjustment	10

Reserves June 30/02	297	1.29	1.05	246.0	1.15	0.98

Remaining	Qualified
Mine Life	Person
(Years)	(note 1)

20	P. Gordon Stothart P. Eng., Assistant Mine Manager, Compania Minera Antamina S.A.

Alberto Cerda Civil Mine Engineer, Mine Manager, Spence Project

Notes to Reserve and Resource Summary:

1.	The mineral reserve and resource estimates are consistent with the classification system set out in National Instrument 43-101 entitled “Standards of Disclosure for Mineral Projects”. The estimates have been prepared by or under the supervision of the Qualified Persons identified in the table and are based on 100% of the deposit. Mineral resources have reasonable prospects for economic extraction but have not yet been fully evaluated and do not have demonstrated economic viability.

2.	The ore reserve increase was due to the discovery of additional ore outside the block model reserve. Probable reserves are converted to proven reserves during ongoing definitive drilling.

3.	At Highland Valley Copper small amounts of material were reclassified as ore or waste because of the annual geological model update utilizing new drillhole data.

4.	At Alumbrera, proven reserves include 104.4 million tonnes, at 0.4% copper and 0.4 gpt gold, of medium and low-grade material stockpiled for future treatment. A new pit design and phase sequencing has added 15.6 million tonnes at 0.5% copper and 0.5 g/t gold to the ore reserves.

5.	Spence Resource changes result from the results of the drilling campaign in 2001, which included reverse circulation drilling of 23,000 metres and diamond drilling of 22,000 metres. A new geological model has been built and resource calculation completed.

6.	Highland Valley production includes 9 million pounds of copper from a non-reserve tonnage of 5.2 Mt at 0.286% copper. This is not currently shown in the column for resources additional to reserves

7.	Payable production represents gross production less a percentage deduction under the terms of smelting and refining contracts. Unless otherwise noted, production numbers reported in this table represent gross production.

Environment, Health and Safety

Rio Algom’s facilities and operations are subject to extensive general and industry-specific environmental, health and safety laws and regulations in Canada, Chile, Argentina, Peru and elsewhere where the Corporation operates or explores. Such laws and regulations include those relating to mine operation, closure and restoration, waste and water management, the handling and disposal of hazardous and non-hazardous materials and occupational health and safety. The Corporation believes that it is in compliance, in all material respects, with all material legal requirements of such nature. Rio Algom, like many of its peers, has incurred, and will continue to incur, capital and operating expenditures and other costs in complying with such laws and regulations at all the locations where it operates or explores. Rio Algom has also adopted its own policies seeking to ensure compliance with such laws and regulations.

Rio Algom implements programs at its operations to monitor compliance with applicable laws, licences, permits and regulatory requirements, as well as with the Corporation’s environmental and health and safety policies. The programs address matters such as reclamation plans, incident response, health and safety training, water discharges, solid waste disposal and air emissions. Management reports to the Corporation’s Board of Directors on the Corporation’s compliance with applicable law, permits, licences, regulatory requirements and policies.

Provisions for site restoration and related obligations set forth in Note 11 to the Consolidated Financial Statements are based on the Corporation’s best estimate of the costs of its currently planned closure and reclamation programs at currently operating and closed mining facilities. It believes these programs meet or exceed applicable requirements. Future changes, if any, in requirements and operating assumptions with respect to any of Rio Algom’s reclamation programs, including any condition imposed by government authorities with respect to mine reclamation plans for which the Corporation is in the process of obtaining approvals, may be significant and would be recognized when applicable. Under the terms of an agreement with Ontario Hydro, Ontario Hydro is responsible for the costs of decommissioning and closing down the Corporation’s Stanleigh uranium mine at Elliot Lake, Ontario. As a result, the Corporation has not established a provision with respect to the decommissioning costs for that mine.

During the fiscal year ended June 30, 2002, the Corporation spent $2 million ($5 million for the 12 month period ended June 30, 2001 and $8 million for the 18 month period ended June 30, 2001) and provided $4 million ($3 million for the 12 month period ended June 30, 2001 and $4 million for the 18 month period ended June 30, 2001) in respect of site restoration for continuing operations.

Employees

Rio Algom and its subsidiaries presently employ 662 people compared to 746 at the end of fiscal 2001.

HVC has a five-year collective agreement, which expires on September 30, 2003 except for the provision linking wage costs to the price of copper, which extends to 2004. Cerro Colorado employees have a collective agreement, which expires on January 31, 2004.

Item 5
Selected Consolidated Financial Information

	12 Months	18 Months	12 Months to
	to June	to June	December 31,
	30, 2002	30, 2001	1999
Total revenue from continuing operations ($ millions)	431	445	217
Earnings (loss) from continuing operations ($ millions)	29	(6)	(108)
Earnings (loss) per share from continuing operations – basic(1)	0.02	(0.47)	(2.03)
Earnings (loss) per share from continuing operations – fully diluted(1)	0.02	(0.47)	(2.03)
Net earnings (loss) for the year ($ millions)	29	17	(115)
Net earnings (loss) per share – basic(1)	0.02	(0.10)	(2.15)
Net earnings (loss) per share – fully diluted(1)	0.02	(0.10)	(2.15)
Total assets ($ millions)	2,075	1,954	1,559
Total long-term liabilities ($ millions)	732	690	294
Dividends per share	0	0.13	0.18

See the Notes to the Consolidated Financial Statements which are incorporated herein by reference and, in particular, see Note 2 with respect to the change in the Corporation’s financial year end, Note 3 with respect to the change in the Corporation’s reporting currency from Canadian dollars to U.S. dollars and Note 4 with respect to discontinued operations.

(1)	Per share data is calculated after deduction of the accretion of the equity element of the Corporation’s convertible debentures and the dividends on the Corporation’s preferred securities during the relevant period. See Note 15(a) to the Consolidated Financial Statements.

Dividends

As the Corporation is an indirect wholly-owned subsidiary of BHP Billiton, it does not have a dividend policy.

Item 6
Management’s Discussion and Analysis

Management’s Discussion and Analysis is annexed as Schedule A and forms part hereof.

Item 7
Market for Securities

The common shares of the Corporation were de-listed from the Toronto Stock Exchange and the New York Stock Exchange on November 29, 2000 following the acquisition by Billiton Plc (now BHP Billiton Plc) of 100% of the outstanding common shares of the Corporation. The

Corporation’s 5.5% convertible subordinated debentures (symbol ROM.DB) are listed on the Toronto Stock Exchange. The Corporation’s 9 3/8% preferred securities (symbol ROMPR) are listed on the New York Stock Exchange.

Item 8
Directors and Officers

Directors

The following persons are the directors of Rio Algom. Each director’s term of office will expire at the next annual meeting of the shareholder or when his successor is elected or appointed.

Gordon C. Gray, Richmond Hill, Ontario
Director since 1976
Mr. Gray was Chairman of the Board of Rio Algom from 1991 to October 2000 and was also interim Chief Executive Officer of the Corporation from July 1996 to June 1997. Since 2000, Mr. Gray has been a director and Chairman of Integris Inc., a metals distribution company in which BHP Billiton has a 50% joint venture interest. Mr. Gray has been Honorary Chairman of Royal LePage Limited, a diversified real estate services company, since 1994. He has also been a director of McDonald’s Corporation since 1980 and a director of Abitibi-Consolidated Inc. since 1991.

David S. R. Leighton, Komoka, Ontario
Director since 1978
Dr. Leighton has been Chairman of the Board of the National Arts Centre, Ottawa, since May, 1999 and has been Professor Emeritus, University of Western Ontario, London, Ontario since July, 1987.

Bradford A. Mills, Houston, Texas
Director and Chairman since September 26, 2001 and President and Chief
Executive Officer since October 23, 2002
Mr. Mills has been President – Base Metals for BHP Billiton Limited since July 1, 2001, has assumed the duties and responsibilities of the Chief Executive Officer of Rio Algom as of December 1, 2001. Prior thereto, he was Vice-President and Chief Strategic Officer from September 1999 to June 30, 2001, Vice President, Strategy, Planning and Business Development, from October 1997 to August 1999, and Executive Vice-President and Group General Manager, BHP Copper, from January 1996 to October 1997, all for BHP Limited.

Rio Algom does not have an executive committee of its board of directors but is required to, and does have, an audit committee. The members of the Audit Committee are Messrs. Gray, Mills and Dr. Leighton.

Officers

Set forth below for each of the officers of the Corporation, other than those who are also directors, is the officer’s name, municipality of residence, present position with the Corporation and principal occupations within the last five years.

Philippe Monier, Houston, Texas, Chief Financial Officer since September 26, 2001 and Chief Financial Officer, BHP Billiton Base Metals – BHP Billiton since September 1, 2001. Prior thereto, he was Director Corporate Finance, Billiton Plc from June 2000 to August 2001 and was Director and later Executive Director, Lehman Brothers from February 1994 to March 2000.

Maxine A. Wiber, Toronto, Ontario, Vice-President, Environment since 1994.

Willie Murray, The Hague, The Netherlands, Treasurer since 2001. Mr. Murray has been Vice President Corporate Finance and Treasurer for BHP Billiton since July 2001. Prior thereto, he was Group Treasurer, Billiton Plc from March 1999 to June 2001 and General Manager, Finance and Administration for Samancor Limited from November 1996 to February 1999.

Corstiaan Bregman, Leiden, The Netherlands, Assistant Treasurer since October 1, 2001. Mr. Bregman has been Senior Treasury Accountant, BHP Billiton Finance BV, Netherlands, since September 1, 2000. Prior thereto, he was an accountant with Deloitte & Touche commencing in September 1997.

R.B. Bartlett, Voorberg, Netherlands, Assistant Treasurer since October 1, 2001. Mr. Bartlett has been front Office Manager – Treasury for BHP Billiton Finance BV, Netherlands, since July 1, 2001. Prior thereto, he was he was Risk Manager – Treasury for Billiton Plc, based in the Netherlands, from July 1, 1997.

Michael Neumann, Houston, Texas, Secretary since October 23, 2002. Mr. Neumann has been general counsel at BHP Billiton and its predecessors since August 1992.

M. Ruth Rhodes Houston, Texas, Assistant Secretary since October 23, 2002. Ms. Rhodes has been Manager Corporate Records, Houston for BHP Billiton since January 2002. Prior thereto, she was a senior legal assistant for BHP Billiton and its predecessors since May 1989.

Item 9
Additional Information

Additional information, including with respect to directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s annual filing for the fiscal year ended June 30, 2002. Additional financial information is provided in the Consolidated Financial Statements.

The Corporation will provide to any person, upon request to the Secretary of the Corporation and upon payment of a reasonable charge where permitted, a copy of this Annual Information Form and any document, or portion thereof, incorporated herein by reference, the Consolidated Financial Statements and the accompanying auditors’ report thereon, any subsequent interim financial statements, the annual filing referred to above and, if securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, a copy of any other document that is incorporated by reference into such a prospectus.

Schedule A

Rio Algom Limited

Management’s Discussion and Analysis

October 23, 2002

66 Wellington Street West, Suite 4200
Toronto Dominion Bank Tower
Toronto, Ontario
M5H 1N6

Management’s Discussion & Analysis

Overview

Rio Algom Limited (“Rio Algom”) is an international mining company and is an indirect wholly owned subsidiary of BHP Billiton Plc, a global natural resources company. Rio Algom and its subsidiaries and investees produce copper, zinc, molybdenum, gold and coal from mines in Canada, Chile, Peru and Argentina.

Rio Algom’s mining operations include the wholly owned Cerro Colorado copper mine in Chile, a 33.6% partnership interest in Highland Valley Copper in British Columbia, a 33.75% interest in the Antamina copper-zinc mine in Peru, a 25% equity investment in the Alumbrera copper-gold mine in Argentina, a 25% royalty interest in the Polaris zinc-lead mine in the Canadian Arctic and a 29.1% joint venture interest in the Bullmoose Coal mine in British Columbia. The company has also a wholly owned copper project at the feasibility stage in Chile.

In October 2000, Billiton Plc, pursuant to a takeover bid, acquired in excess of 90% of the issued and outstanding common shares of Rio Algom. In November 2000, Billiton Plc acquired all remaining outstanding common shares, and the Rio Algom common shares were de-listed from the Toronto Stock Exchange and the New York Stock Exchange.

On December 11, 2000 the company changed its financial year-end from December 31 to June 30 to match the financial year-end of its parent company, then Billiton Plc. This change has resulted in the financial statements being issued for the 18 months ended June 30, 2001 rather than the 12 months ended December 31, 2000. Financial statements for the 12 months ended June 30, 2002 are compared to the corresponding prior period of 18 months ended June 30, 2001. Additional information is provided in note 2 of the Consolidated Financial Statements for the year ended June 30, 2002.

On December 15, 2000, the company sold its interests in wholly owned subsidiaries, Atlas Ideal Metals Inc. (“Atlas Ideal Metals”) and NAMD Inc. (“NAMD”) to wholly owned subsidiaries of Billiton Plc. Atlas Ideal Metals and NAMD, directly and through subsidiaries, carried on Rio Algom’s metals distribution business. In addition, wholly owned subsidiaries of NAMD carried on Rio Algom’s uranium mining activities in the United States and also owned the Nicolet zinc-copper project near Crandon, Wisconsin. Additional information is provided in note 4 of the Consolidated Financial Statements for the year ended June 30, 2002.

On June 29, 2001 Billiton Plc and BHP Limited of Australia merged, creating dual-listed companies known as BHP Billiton Plc and BHP Billiton Limited operating as BHP Billiton.

On October 1, 2001 the Antamina copper-zinc project commenced commercial production, four months ahead of schedule.

Effective the third quarter ended March 31, 2002, the company’s financial statements and attached notes are being reported in US dollars. The US dollar has been adopted as the company’s functional currency. For Canadian reporting, the comparative figures are presented using a translation of convenience. The exchange rate used for the translation of convenience is the one prevailing at December 31, 2001, the end of the last period for which the Canadian currency was the currency of measurement and display.

See also notes 1, 3, 24 and 25 to the Consolidated Financial Statements for the year ended June 30, 2002 for description of certain changes in the Corporation’s accounting practices and financial reporting.

All currency references herein are to U.S. dollars unless otherwise specified. Reference to Canadian dollars is indicated by the symbol “C$”.

Cash Profile and Liquidity

Cash and cash equivalents at June 30, 2002 were $206 million compared to $83 million at June 30, 2001. Cash flow components are detailed in the Consolidated Statements of Cash Flow and in the Segmented Disclosures note 23.

Cash flow from continuing operating activities for the 12 months ended June 30, 2002 was $155 million compared to $23 million for the 18 months ended June 30, 2001. Last year’s cash flow included a $98 million payment for the repurchase of receivables previously securitized starting in 1999.

Cash from operating activities increased mainly due to the start of commercial production of the Antamina mine and lower operating costs, partly offset by lower copper prices and working capital increase. Cash flow from operating activities for the period ended June 30, 2001 was negatively impacted by the transaction costs associated with the acquisition of Rio Algom by Billiton Plc (now BHP Billiton Plc).

The sale of the company’s metals distribution and mining businesses in the United States in December 2000 resulted in a gain on sale of $19 million being recorded in contributed surplus. The total consideration received by the company for such interests was approximately $390 million (reported as $410 million prior to change in reporting currency). Of the $390 million in consideration, Rio Algom loaned approximately $333 million (reported as $350 million prior to change in reporting currency) to another wholly owned Canadian subsidiary of Billiton Plc at an interest rate of 6 month LIBOR plus 0.75% per annum. In the year ended June 30, 2002, the company recorded interest income of $10 million on this loan (December 15, 2000 to June 30, 2001 – $11 million), included in investment and other income. The maturity date of the loan is February 1, 2003. BHP Billiton Plc has unconditionally and irrevocably guaranteed the loan as to both principal and interest. On June 30, 2002, the amount outstanding was $247 million compared to $293 million outstanding at June 30, 2001. Additional information is provided in note 4 of the Consolidated Financial Statements for the year ended June 30, 2002.

The main uses of cash for the 12-month period ended June 30, 2002 were capital expenditures of $114 million compared to $374 million for the 18-month period ended June 30, 2001. The majority of the capital expenditures were related to development costs at the Antamina project and in the year 2002 part of the expenditures also related to an expansion program at Cerro Colorado.

The estimated total cost of $14 million to complete approved capital projects, as at June 30, 2002, will be financed through cash flow generated from operating activities.

Results of Operations

Rio Algom’s net earnings for the 12 months ended June 30, 2002, were $29 million compared to $17 million for the 18 months ended June 30, 2001. Improved earnings resulted from higher sales and from lower average cash production costs, offset by lower average realized prices for copper. Last year’s results, including an additional six-months of operations, were positively impacted by $23 million of results from discontinued operations and negatively impacted by $38 million of transaction costs associated with the acquisition of all of the outstanding common shares of Rio Algom by Billiton Plc (now BHP Billiton Plc).

Continuing Operations
Earnings from continuing operations were $29 million for the year ended June 30, 2002 with revenue of $431 million and operating profit of $90 million compared to a loss of $6 million for the 18 months ended June 30, 2001 with revenue of $445 million and operating profit of $110 million.

All production references herein are to payable pounds or payable ounces.

Cerro Colorado
Cerro Colorado reported revenue of $208 million for the 12 months ended June 30, 2002, compared to $299 for the 18 months ended June 30, 2001. Copper sales were 294 million pounds for the 12-month period ended June 30, 2002 compared to 401 million pounds in the previous financial year of 18 months. The average realized copper price declined 11% from $0.82 in 2001 to $0.73 in 2002. Copper production was 288 million pounds for the 12 months ended June 30, 2002 compared to 407 million pounds for the 18 months ended June 30, 2001 due in part to the additional six-month period in the previous financial year. The average cash operating costs decreased 3% from $0.40 per pound in 2001 to $0.39 per pound in 2002. Operating profit for the twelve months ended June 30, 2002 was $55 million, down 36% from the $86 million for the 18 months ended June 30, 2002 due to six months less of operation and to lower commodity prices, partially offset by lower average cash operating costs. Operating profit for the twelve-months ended June 30, 2001 was $64 million with 274 million pounds of copper sold for the same period.

Antamina
The Antamina copper-zinc project commenced commercial production on October 1, 2001. Rio Algom’s share of the project’s revenue for the year ended June 30, 2002 was $119 million. Rio Algom’s share of sales of copper and zinc amounted to 189 million pounds and 104 million pounds respectively and its share of production at the Antamina mine was 180 million pounds of copper and 106 million pounds of zinc. The average realized copper price was $0.72 per pound and the average cash operating cost after by-product credits was $0.44 per pound of copper. Rio Algom’s share of Antamina’s operating profit was $24 million for the year ended June 30, 2002.

Project development expenditures are now complete and the project was completed slightly under its original budget of $2,296 million.

Rio Algom has provided a several guarantee of its 33.75% share of Antamina’s senior debt during the pre-completion period, which amounts to $424 million as of June 30, 2002. Antamina is now into its completion test period. Upon the project meeting the completion tests as defined in the financing agreements, Rio Algom’s guarantee will terminate.

Highland Valley Copper (“HVC”)
Rio Algom’s share of revenue was $75 million for the year ended June 30, 2002 compared to $110 million for the 18 months ended June 30, 2002. This reduction was mainly due to six months less of operation and to the decrease in average realized copper price from $0.77 to $0.67. Rio Algom’s share of copper sales was 138 million pounds for the 12 months ended June 30, 2002 compared to 187 million pounds the 18 months ended June 30, 2001. Rio Algom’s share of copper production at HVC was 135 million pounds for the twelve months ended June 30, 2002, compared to 201 million pounds for fiscal period 2001. Average cash costs were down 10% from $0.58 per pound in 2001 to $0.52 per pound in 2002 due to cost reductions. Rio Algom’s share of operating profit for the twelve months ended June 30, 2002 was $4 million compared to $19 million for the year before due mainly to lower commodity prices and six months less of operation in the reporting period. Rio Algom’s share of HVC’s operating profit for the twelve-months ended June 30, 2001 was $14 million with 136 million pounds of copper sold for the same period.

Copper hedges expiring at the end of July 2002 had a positive impact on the average realized copper price in 2002 of $0.03 per pound. Currency hedges reduced HVC’s average realized copper price by $0.04 per pound in 2002 and by $0.05 per pound in 2001. The currency hedges will expire at the end of December 2002.

Alumbrera
Rio Algom’s investment in Minera Alumbrera is accounted for on an equity basis. Rio Algom’s share of net earnings was $13 million for the twelve months ended June 30, 2002 compared to $7 million for the 18 months ended June 30, 2001. Rio Algom’s share of sales for the period ended June 30, 2002 included 106 million pounds of copper and 185,000 ounces of gold, compared to 126 million pounds of copper and 203,000 ounces of gold for the 18-month period ended June 30, 2001. The average realized copper price decreased 14%, from $0.79 in 2001 to $0.68 in 2002. Rio Algom’s share of copper production at Alumbrera for the year ended June 30, 2002 included 106 million pounds of copper and 184,000 ounces of gold compared to 127 million pounds of copper and 205,000 ounces of gold for the 18-month period ended June 30, 2001. Average cash costs after by-product credits were $0.20 per pound for the twelve months ended June 30, 2002, down from $0.35 per pound in 2001, mainly because Minera Alumbrera now benefits from reduced operating costs in US dollar terms as a result of the Argentinean peso devaluation which commenced in January 2002.

The financial impact for Minera Alumbrera of the devaluation of the Argentinean peso against the US dollar includes the devaluation of peso denominated operating costs, monetary assets and monetary liabilities. It also includes the devaluation of future peso tax depreciation partly offset by

Argentine tax benefits arising from exchange losses on US dollar monetary items, principally the project debt. The revaluation of all monetary balance sheet items resulted in a loss of $24 million (of which Rio Algom’s share was $6 million) and is reflected in Rio Algom’s equity in net earnings. Additional information is provided in note 9 of the Consolidated Financial Statements for the year ended June 30, 2002.

Other Mining
Other mining comprises a 25% royalty interest in the Polaris zinc-lead mine and Rio Algom’s 29.1% joint venture interest in the Bullmoose Coal mine. Revenue of both operations for the twelve months ended June 30, 2002 was $29 million compared to $36 million for the 18-month period ended June 30, 2001. Operating profit from the Bullmoose Coal mine for the year ended June 30, 2002 was $7 million versus $2 million for 2001. No operating profit was reported in the year 2002 for Polaris. The mine ceased its operations in September 2002 and the royalty asset held by Rio Algom was amortized to the extent of the revenue received. The asset currently left in the books is very minimal and is expected to be fully amortized in the financial year ending June 30, 2003 as the zinc shipments from the mine are collected and Rio Algom receives the royalty revenue from those shipments.

Additional information is provided in note 5c of the Consolidated Financial Statements for the year ended June 30, 2002.

Expenses
Corporate expenses for the 12-month period ended June 30, 2002 of $26 million, were $4 million less than for the 18-month period ended June 30, 2001 due mainly to a shorter reporting period and lower salary and other expenses following the decision to close the corporate office in Toronto, partly offset by an actuarially determined reduction of $10 million against Rio Algom’s pension assets following the partial wind up of the plan (see note 17 of the Consolidated Financial Statements). During the 18 months ended June 30, 2001 a charge of $38 million associated with the acquisition of all of the outstanding common shares of Rio Algom by Billiton Plc, and other corporate reorganization costs, affected the earnings. Exploration costs were $4 million during the twelve months ended June 30, 2002 compared to $20 million for the 18-month period ended June 30, 2001. Interest expense increased to $26 million from $18 million in the previous financial period due mainly to the interest from the Antamina financing being expensed effective October 1, 2001 (being the date of commencement of commercial production).

Future taxes
Rio Algom does not expect to fully utilize its tax losses. Therefore a valuation allowance against the Canadian future tax assets of $19 million was taken in 2002. A valuation allowance of $18 million had already been taken in the financial year 2001.

Key operating statistics and additional quarterly information is contained at the end of this report

Environmental Responsibility
Rio Algom believes it has made and is making adequate financial provisions for its future restoration obligations. Each operating mine has a plan that estimates the cost to rehabilitate the site. Plans include reclamation objectives to ensure public safety and minimize risks to the local environment. The cost of this plan is charged against the earnings during the expected life of the operation.

For the twelve months ended June 30, 2002, the company recorded $4 million of provisions for future restoration costs at operating mines compared to $4 million for the 18-month period ended June 30, 2001. Spending against previous provisions for restoration work at closed mines was $2 million for 2002 compared to $8 million for the 18 months ended June 30, 2001. Ongoing care and monitoring continues for these sites.

Additional information is provided in note 11 of the Consolidated Financial Statements for the year ended June 30, 2002.

Development
Rio Algom is currently working on the feasibility of its Spence copper project in Chile. Capital expenditures at Spence for the year ended June 30, 2002 amounted to $5 million compared to $9 million for the 18-month period ended June 30, 2001.

Risks and Uncertainties

Commodity Price Risk
The price of copper is the most significant factor influencing the profitability of Rio Algom. For the twelve months ended June 30, 2002, the company’s average realized copper price, excluding Alumbrera, was $0.71 per pound compared to $0.80 per pound the year before.

In previous years, the company hedged its exposure to changes in copper prices at Cerro Colorado and HVC by purchasing put options and collars. The company designated these hedging instruments as being in respect of specific future production. Since October 2000, the hedging program for Cerro Colorado and HVC has been discontinued and the last copper hedging instruments expired in 2002.

A portion of gold production at Alumbrera is hedged. Approximately 23% of next year’s sales and 17% of following year’s sales were hedged using forward sales contracts with an average price per ounce of $350 and $354 respectively.

For additional information, see note 22 to the Consolidated Financial Statements for the year ended June 30, 2002.

Currency Risk
In 1998, Rio Algom entered into foreign exchange contracts involving approximately C$90 million per year over five years. These positions were intended to hedge the company’s exposure to currency risk at HVC, which incurs operating expenses in Canadian dollars, but receives sales revenue in US dollars. The average exchange rate on the contracts when established was C$1.00 to US$0.70.

Contracts settling for the twelve months ended June 30, 2002 resulted in realized losses of $6 million compared to $5 million in losses for the 18 months ended June 30, 2001. The remaining contracts expire in December 2002.

Mining Risk
The business of mining for metals is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground failures, changes in the regulatory environment, delays in the permitting and licensing of new projects and natural phenomena such as inclement weather conditions, floods and earthquakes.

Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the company maintains insurance against risks that are typical of the mining industry, such insurance may not provide adequate coverage under all circumstances.

Estimates involving metal recoveries and capital and operating costs are based upon feasibility studies, which assess anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, facility and equipment requirements, environmental and reclamation activities and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns as estimated in feasibility studies.

Political and Financial Market Risks
Adverse political and economic developments can affect the performance of an investment. While project-financing arrangements may contain exclusions for certain political risks, including those covered by political risk insurance taken out by the relevant bank syndicate, the company’s equity investment in these projects is not covered.

Outlook
The business environment remains uncertain in the short term and no significant improvement in the demand for base metals commodities is expected soon. World production of copper exceeded consumption in 2001 and continued to do so in 2002 albeit to a lesser extent due to production shut downs in the industry. The resulting stock overhang contributed to ongoing weak copper prices.

Looking forward, we believe that the copper market outlook remains favourable. Once world industrial production growth returns to more normal levels, we would expect a rapid reduction in world inventories and the associated reversion of base metals prices to their long-term trends.

Caution Regarding Forward-Looking Information
 Some of the disclosures included herein respecting production and production capacity, mineral reserves, resources and grades, mine life expectations, mining and treatment methods, metal prices, sales volumes, cash, operating, development and total costs, development schedules and budgets, financing, expenditures, returns and economic and market conditions, represent forward-looking statements (as defined in the U.S. Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions.

While the reasonableness of such assumptions and estimates is reviewed by management, unusual or unanticipated events may occur which render them inaccurate. Factors that could cause actual results to differ materially include, among others: the risks and uncertainties described earlier and in the financial statements, international economic and political conditions, cyclical and volatile commodity prices, availability of materials and equipment, failure to receive necessary government permits, delays in anticipated start-up dates, unusual weather or operating conditions, force majeure events, metallurgical and other processing problems, lower-than-expected ore grades, unanticipated ground and water conditions, failure of equipment or processes to operate in accordance with specifications or expectations and litigation. Under such circumstances, future performance may differ materially from expectations.

SUMMARY OF KEY OPERATING STATISTICS

	12 Months Ended	18 Months Ended
	June 30, 2002	June 30, 2001

Copper Production (millions of pounds payable) (a)
Cerro Colorado	288	407
Highland Valley Copper	135	201
Antamina	180	—
Alumbrera (b)	106	127

	709	735

Average Copper Cash Cost (US$ per pound after by-product credits)
Cerro Colorado	0.39	0.40
Highland Valley Copper	0.52	0.58
Antamina	0.44	—
Alumbrera	0.20	0.35
Copper Sales (million of pounds payable) (a)
Cerro Colorado	294	401
Highland Valley Copper	138	187
Antamina	189	—
Alumbrera (b)	106	126

	727	714

Average Copper Price (US$ per pound)
Cerro Colorado	0.73	0.82
Highland Valley Copper	0.67	0.77
Antamina	0.72	—
Alumbrera	0.68	0.79
Other Production (payable) (a)
Gold (thousands of ounces) (b)	184	205
Molybdenum (thousands of pounds)	1,607	2,010
Coal (thousands of tonnes)	579	679
Zinc (million of pounds)	106	—

(a)	Rio Algom’s share

(b)	Not included in mining revenue or operating profit as the company’s investment in Alumbrera is accounted for using the equity method.

Rio Algom Limited
Selected Consolidated Financial Information

For Quarter Ended	31-Mar-00	30-Jun-00	30-Sep-00	31-Dec-00	31-Mar-01	30-Jun-01	30-Sep-01	31-Dec-01	31-Mar-02	30-Jun-02

Total revenue from continuing operations (US$ millions)	62	70	77	77	88	71	83	111	113	124
Earnings (loss) from continuing operations (US$ millions)	1	3	(5)	(12)	12	(6)	8	8	17	(4)
Earnings (loss) per share from continuing operations — basic	(0.03)	(0.03)	(0.15)	(0.25)	0.12	(0.13)	0.06	0.06	0.20	(0.30)
Net earnings (loss) for the period (US$ millions)	9	10	(1)	(8)	12	(6)	8	8	17	(4)
Net earnings (loss) per share — basic	0.10	0.09	(0.08)	(0.19)	0.12	(0.13)	0.06	0.06	0.20	(0.30)

•     Fully diluted earnings per share calculations have not been disclosed on a quarterly basis since on an annual basis the effect of the outstanding options is antidilutive. Additional information is provided in note 15 of the Consolidated Financial Statements for the year ended June 30, 2002.

In calculating basic earnings (loss) per share, the net earnings are decreased or the loss is increased by the accretion of the equity element of the convertible debentures and by the dividends on preferred securities. Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding during the year.

RIO ALGOM LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED JUNE 30, 2002

AND

THE EIGHTEEN MONTHS ENDED JUNE 30, 2001

66 Wellington Street West, Suite 4200
Toronto, Ontario
M5H 1N6

MANAGEMENT’S REPORT

Management is responsible for preparation of the consolidated financial statements and the information contained throughout this report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and include amounts that are based on informed judgments and best estimates. Other financial information appearing throughout this report is consistent with that in the consolidated financial statements.

Rio Algom Limited maintains systems of internal controls over the financial reporting process, designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through an Audit Committee composed of three non-management directors, oversees management’s performance of its financial reporting responsibilities. The Board reviews and approves the financial statements.

The Audit Committee, appointed by the Board of Directors, meets periodically with management, internal auditors and external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee reviews the financial statements and recommends them to the Board for approval. The Committee also considers, for review by the Board and approval by the shareholder, the appointment of the external auditors.

PricewaterhouseCoopers LLP, the company’s external auditors, have audited the consolidated financial statements in accordance with generally accepted auditing standards on behalf of the shareholder. They have full and free access to the Audit Committee.

“Bradford A. Mills" Bradford A. Mills President	“Philippe Monier” Philippe Monier Chief Financial Officer

October 23, 2002

AUDITORS’ REPORT TO THE SHAREHOLDER

We have audited the consolidated balance sheets of Rio Algom Limited as at June 30, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flow for the year ended June 30, 2002 and the 18-month period ended June 30, 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2002 and 2001 and the results of its operations and its cash flow for the year ended June 30, 2002 and the 18-month period ended June 30, 2001 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP” Toronto, Canada October 23, 2002	CHARTERED ACCOUNTANTS

Comments by auditors for United States readers on Canada-United States reporting differences.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the changes described in Note 1 to the consolidated financial statements. Our report to the shareholder dated October 23, 2002 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP” Toronto, Canada October 23, 2002	CHARTERED ACCOUNTANTS

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

EARNINGS

	12 Months Ended	18 Months Ended
(in millions of US dollars except per share data)	June 30, 2002	June 30, 2001

Mining revenue	$431	$445

Expenses
Cost of mine production	243	241
Selling, general and administration	31	33
Depreciation and amortization (note 19)	93	91
Interest (note 20)	26	18
Exploration	4	20

	397	403

	34	42

Transaction costs (note 2)	—	(38)
Investment and other income	21	19

Earnings before taxes, equity in net earnings of associated company and discontinued operations	55	23
Income and mining taxes (note 21)	(39)	(36)

Earnings (loss) from continuing operations, before equity in net earnings of associated company	16	(13)
Equity in net earnings of associated company	13	7

Earnings (loss) from continuing operations	29	(6)
Discontinued operations, net of tax	—	23

Net earnings for the period	$29	17

Accretion of equity element of convertible debentures	(13)	(11)
Dividends on preferred securities	(14)	(12)

Income (loss) attributable to the common shareholders	$2	$(6)

Per common share (note 15):
Earnings (loss) from continuing operations (basic and diluted)	$0.02	$(0.47)
Net earnings (loss) for the period (basic and diluted)	$0.02	$(0.10)
Weighted average shares outstanding (in millions)	65.5	63.0

RETAINED EARNINGS

	12 Months Ended	18 Months Ended
(in millions of US dollars)	June 30, 2002	June 30, 2001

Balance, beginning of period	$278	$327
Adjustment from change in Canadian accounting standards (note 1)	—	(35)
Net earnings for the period	29	17

	307	309
Accretion of equity element of convertible debentures	(13)	(11)
Dividends on preferred securities	(14)	(12)
Dividends on common shares	—	(8)

Balance, end of period	$280	278

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED BALANCE SHEETS

June 30, 2002 and 2001

( in millions of US dollars)	2002	2001

Assets
Current
Cash and cash equivalents	$206	$83
Receivables and prepaid expenses	96	85
Inventories (note 6)	60	50
Current future tax assets (note 21)	—	10

	362	228
Property, plant and equipment (note 7)	1,043	353
Antamina project in process (note 5)	—	642
Mining properties (note 8)	176	181
Investment (note 9)	219	194
Loan receivable (note 4)	247	293
Other assets (note 10)	5	15
Non current future tax assets (note 21)	23	48

	$2,075	$1,954

Liabilities
Current
Bank loans and overdrafts	$—	$4
Accounts payable and accrued liabilities	145	158
Current portion of liability element of convertible debentures (note 13)	—	12

Current portion of long term debt (note 12)	45	—

	190	174
Long term debt (note 12)	529	498
Post-employment benefit obligations (note 17)	20	19
Site restoration and related obligations (note 11)	47	43
Non current future tax liabilities (note 21)	136	130

	922	864

Shareholders’ equity
Equity portion of convertible debentures (note 13)	222	214
Preferred securities (note 14)	140	140
Common shares (note 15)	368	368
Contributed surplus (note 4)	43	43
Cumulative translation adjustment (note 16)	100	47
Retained earnings	280	278

	1,153	1,090

	$2,075	$1,954

Commitments and contingencies (note 18).
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of the Board of Directors:

“Gordon C. Gray” Gordon C. Gray Director	“Bradford A. Mills” Bradford A. Mills Director

CONSOLIDATED STATEMENTS OF CASH FLOW

	12 Months Ended	18 Months Ended
(in millions of US dollars)	June 30, 2002	June 30, 2001

CASH PROVIDED BY (USED IN) THE FOLLOWING:
Operating Activities
Earnings (loss) from continuing operations	$29	(6)
Non-cash items:
Depreciation and amortization	93	91
Future income taxes	36	36
Equity in net earnings of associated company	(13)	(7)
Other non-cash items	17	(8)
Site restoration and related obligations	1	(3)
Change in non-cash working capital:
(Increase) decrease in receivables and prepaid expenses and inventories	(13)	14
Increase (decrease) in accounts payable and accrued liabilities and taxes payable	5	4
Repayment of securitization of receivables (note 4)	—	(98)

	155	23
Discontinued operations	—	31

	155	54

Financing Activities
Drawdown of senior project debt facilities (note 12)	53	296
Issue of common shares (note 15)	—	60
Decrease in long term debt and other obligations	(5)	(8)
(Decrease) increase in short term borrowings	(5)	1
Interest on equity portion of convertible debentures	(13)	(11)
Dividends on preferred securities	(14)	(12)
Dividends on common shares	—	(8)

	16	318
Discontinued operations	—	(17)

	16	301

Investing Activities
Decrease (increase) in loan receivable	61	(293)
Proceeds from sale of subsidiaries	—	390
Proceeds from sale of investment	5	—
Capital expenditures	(114)	(374)

	(48)	(277)
Discontinued operations	—	(23)

	(48)	(300)

Increase in cash and cash equivalents during the period	123	55
Cash and cash equivalents, beginning of period	83	28

Cash and cash equivalents, end of period	206	83

The accompanying notes are an integral part of these consolidated financial statements.

RIO ALGOM LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ACCOUNTING POLICIES

The consolidated financial statements of Rio Algom Limited (the “company”) are prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis. As described in note 24, these principles differ in certain material respects from principles and practices generally accepted in the United States.

The significant accounting policies followed by the company and its subsidiaries are summarized below.

Nature of Operations

The company is primarily engaged in copper mining and processing, and other related mining activities including exploration and development, in Canada and South America.

Basis of Consolidation

The consolidated financial statements include the accounts of the company and all significant subsidiary companies, where more than 50% of the voting shares are owned. All material inter-company balances and transactions are eliminated.

Investments in partnerships and joint ventures are accounted for by the proportionate consolidation method. Under this method, the company includes in its accounts its proportionate share of the assets, liabilities, revenues and expenses. All material inter-company balances and transactions are eliminated.

Investments which are not partnerships and joint ventures but in which the company owns 50% or less of the shares and over which it exercises significant influence are accounted for by the equity method. Under this method, the company includes in its net earnings its share of the net earnings or losses of these associated companies.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the physical and economic lives and the recoverability of mining assets, mineral reserves, site restoration and related obligations, financial instruments and income taxes. Actual results could differ from those estimates.

Foreign Currency Translation

All of the company’s integrated foreign operations are translated using the current rate method. Under this method, all assets and liabilities are translated at the year-end exchange rate and all revenue and expense items are translated at the average rate of exchange in effect during the period. Exchange gains and losses arising from the translation of Canadian operations’ balance sheets are included in the cumulative translation adjustment component of shareholders’ equity as these operations are considered to be self-sustaining.

These adjustments are not included in earnings until realized through a reduction in the company’s net investment in such operations.

Effective the third quarter ended March 31, 2002, the company’s financial statements and attached notes are being reported in US dollars. The US dollar has been adopted as the company’s functional currency. For Canadian reporting, the comparative figures are presented using a translation of convenience. The exchange rate used is the one prevailing at December 31, 2001, the end of the last period for which the Canadian currency was the currency of measurement and display.

Cash Equivalents

Cash equivalents comprise commercial paper, bankers’ acceptances, treasury bills and bank deposits with original maturity dates of less than 90 days.

Revenue Recognition and Product Inventories

Mining revenue is recognized when title passes to the customer. The passing of title is based on the terms of the contract and is generally upon shipment.

Mining inventories are recorded at the lower of net realizable value and average cost.

Royalty revenue is recognized when earned under the respective agreements.

Hedging Transactions

In order to protect against the impact of declining metal prices, the company has periodically entered into option contracts. The company has also entered into US dollar forward contracts to hedge the effect of exchange rate changes on future Canadian dollar requirements.

The commodity contracts were matched to anticipated future production while the currency contracts are matched to anticipated future cash requirements. As such, these contracts are accounted for as hedges.

Premiums paid, gains and losses and cash flows on these contracts are recognized as a component of the related transaction when the contracts mature.

Since October 2000, the company has ceased new hedging activities. Contracts existing at that time have been allowed to mature.

Depreciation and Amortization

The company charges depreciation and amortization on the following basis:

Mining fixed assets are depreciated on the basis of the shorter of physical life (straight-line method) or economic life as estimated for each mining unit (unit of production method). Economic life is adjusted from time to time as conditions warrant.

Mining properties are amortized over the estimated economic life of the mine on a unit of production method.

Other fixed assets are depreciated using the straight-line method over the estimated useful life.

Capitalization of Interest

Net interest costs are capitalized during construction or development phases on those projects for which funds have been borrowed. This would normally apply only to major new projects from the beginning of construction or development up to the commencement of commercial operations. In these cases, interest earned on project funds during the development and construction period is applied against the interest expense to reduce the amount of interest costs capitalized.

Mining, Exploration and Development Properties

Exploration expenditures are charged to earnings in the year they are incurred except for expenditures on specified properties for which a pre-feasibility assessment has been completed, confirming measured and indicated resources with the potential of being developed into a mine, in which case the expenditures are capitalized.

Mine development costs incurred to maintain current production are included in operating costs. Mine development costs incurred to expand the capacity of operating mines, to develop new orebodies or to develop mine areas substantially in advance of current production are capitalized and charged to operations on a unit of production method related to the mineral reserves position. If it is determined that an investment in capitalized mine development or exploration is not recoverable over the productive life of the property, the unrecoverable portion is charged to earnings in the year such determination is made.

The company reviews and evaluates the recoverability of mining properties on a periodic basis. Estimated future net cash flows, on an undiscounted basis, from each property are calculated using estimated recoverable quantities; estimated future price realizations (considering contracts in place, historical and current prices, price trends and related factors); and operating, capital and reclamation costs. Reductions in the carrying value of mining properties with a corresponding charge to earnings are recorded to the extent that the estimated future net cash flows are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties. It is possible that changes could occur which may affect the recoverability of the carrying value of mining properties.

Capitalized costs associated with projects held for development and under development are not depreciated until commercial production is attained.

Pre-production Costs

Pre-production costs related to major projects are deferred until the facilities achieve commercial operation or are deemed to be uneconomic. These deferred costs are included in mining properties and amortized on a unit of production method over the estimated economic life of the mine or are written off when the project is determined to be uneconomic.

Income and Mining Taxes

Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized, and are measured using the tax rates and laws that will be in effect when the differences are expected to reverse or the losses to be realized.

Post-employment Costs

Costs of retirement benefits and certain post-employment benefits are recognized over the period in which employees render services in return for the benefits.

The company maintains defined benefit and defined contribution pension plans. Pension costs and obligations for the defined benefit plans are determined using the projected benefit method of actuarial valuation prorated on the projected length of employee service. Pension surpluses and deficiencies, experience gains and losses and the effects of changes in plan assumptions are amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. The cumulative difference between amounts expensed or credited to income and funding contributions is recorded on the balance sheet.

Pension costs and obligations under the defined contribution plan represent both the company’s core contributions based on a percentage of each participant’s pensionable earnings and the company’s matching contributions based on a percentage of each participant’s elective contributions.

Site Restoration and Related Obligations

Estimated site restoration and related obligations for each producing mine are charged to earnings over the expected economic life of each mine using the unit of production method. Provisions with respect to site restoration and related obligations of a longer-term nature are prepared on a discounted basis.

In determining expected costs, recoveries to be made at the time of shutdown are estimated and taken into account. The process of cost estimation is a continuous one, subject to changing laws and regulations, regulatory approvals, technology and other external factors, which will be recognized when applicable.

Current expenditures relating to site restoration and related obligations at operating mines are charged to earnings as incurred. Expenditures pertaining to closed mines are charged to the applicable site restoration and related obligations provision.

Net earnings (loss) per common share

Basic earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common shares by the weighted-average number of common shares issued and outstanding for the relevant period. Diluted earnings (loss) per common share is computed by dividing net earnings applicable to common shares, as adjusted for the effects of dilutive securities, by the sum of the weighted-average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

Stock-based compensation plan

No compensation expense is recognized when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

1. ACCOUNTING POLICY CHANGES

To comply with a new Canadian accounting standard regarding income taxes, effective January 1, 2000, the company began to calculate income taxes using the liability method as opposed to the deferral method used prior to such date. The standard was adopted retroactively and as a result, opening retained earnings were reduced by US$11 million. The effect of this change in the 18 months ended June 30, 2001 was not material.

To comply with a new Canadian accounting standard regarding employee future retirement benefits, the company, effective January 1, 2000, began accruing the cost of all future employee retirement benefits over the working lives of the employees. This standard was adopted retroactively and as a result, retained earnings effective January 1, 2000 were reduced by US$9 million for continuing operations and US$15 million for discontinued operations. The effect of this change in the 18 months ended June 30, 2001 was not material.

2. FINANCIAL YEAR

On December 11, 2000 the company changed its financial year-end from December 31 to June 30. This change made the financial year-end of the company the same as that of Billiton Plc, which, through a Canadian subsidiary, acquired the majority of the common shares of the company effective October 6, 2000. Billiton Plc acquired the remainder of the common shares effective November 29, 2000. On June 29, 2001, Billiton Plc merged with BHP Limited to form dual-listed companies known as both BHP Billiton Plc and BHP Billiton Limited (collectively, “BHP Billiton”).

Also as part of the Billiton Plc acquisition, transaction costs (primarily investment, legal and other fees, and severance), were expensed by the company.

3. CHANGE IN REPORTING CURRENCY

Effective the third quarter ended March 31, 2002, the company’s financial statements and attached notes are being reported in US dollars. US dollar has been adopted as the company’s functional currency. For Canadian reporting, the comparative figures have been presented using a translation of convenience. The exchange rate used is the one prevailing at December 31, 2001, the end of the last period for which the Canadian currency was the currency of measurement and display.

4. DISCONTINUED OPERATIONS AND RELATED PARTY TRANSACTIONS

On December 15, 2000, the company sold its interests in its wholly-owned subsidiaries, Atlas Ideal Metals Inc. (“Atlas Ideal”) and NAMD Inc. (“NAMD”) to related parties, being wholly-owned subsidiaries of Billiton Plc. Atlas Ideal and NAMD, directly and through subsidiaries, carried on Rio Algom’s metals distribution business. In addition, wholly owned subsidiaries of NAMD carried on Rio Algom’s uranium mining activities in the United States.

The total consideration received by the company for such interests (which consist of all of the common shares of Atlas Ideal and NAMD and the indebtedness of such companies and their subsidiaries to Rio Algom) was approximately US$390 million (reported as US$410 million prior to change in reporting currency) and resulted in a gain on sale of US$19 million, which as the companies are under common control, has been recorded in contributed surplus. Of the US$390 million in consideration, approximately US$333 million (reported as US$350 million prior to change in reporting currency) was loaned by Rio Algom to another wholly-owned Canadian subsidiary of Billiton Plc at 6 month LIBOR plus 0.75% per annum. In the year ended June 30, 2002, the company recorded US$10 million of interest income (2001: US$11 million) on this loan. The maturity date of the loan is February 1, 2003. BHP Billiton Plc has unconditionally and irrevocably guaranteed the loan as to both principal and interest. On June 30, 2002, the amount outstanding was US$247 million (June 30, 2001: US$293 million). The accrued interest receivable at June 30, 2002 was US$12 million, included in Receivables and prepaid expenses.

The company entered into a securitization facility pursuant to a receivable purchase agreement (the “Agreement”) made as of November 30, 1999 with a trust managed by a commercial bank (the “Purchaser”). The Agreement provided for the sale, on a daily revolving basis, of the trade account receivables of the company’s metals distribution business. The securitization facility had a limit of $180 million or US$150 million, whichever was less. Under the facility, receivables were sold on a fully serviced basis, so that the company’s subsidiaries continued to administer the collection of such receivables. Payment for purchased receivables was made by the Purchaser by way of an initial cash payment and a deferred amount following collection. The facility was terminated and receivables repurchased by the metals distribution business on December 15, 2000.

As a result of the sale of the subsidiaries referred to above, the company’s metals distribution and U.S. uranium mining businesses have been accounted for as discontinued operations effective October 7, 2000.

The results of discontinued operations were as follows:

(in millions of US dollars)	Period ended October 7, 2000

Revenue	$845

Cost of sales	700
Selling, general and administration	104
Depreciation and amortization	8

Earnings (loss) before income taxes	33
Provision for taxes	(13)

Net earnings (loss) for the period	20
Net earnings for the period — October 7, 2000 to disposition date	3

Discontinued operations, net earnings	$23

5. PARTNERSHIP AND JOINT VENTURES

(a)  The company holds a 33.75% interest in Compania Minera Antamina S.A. (“CMA”), a joint venture with Noranda Inc. (“Noranda”) (33.75%), Teck Cominco Limited (“Teck Cominco”) (22.5%) and Mitsubishi Corporation (“Mitsubishi”) (10%). CMA has developed and now operates a copper-zinc project in Peru. Each shareholder is responsible for its proportional share of the project’s total cost, which is currently estimated at US$2,296 million. Rio Algom’s 33.75% share of the total cost of the Antamina project is estimated at US$775 million.

The company has provided a several guarantee of its 33.75% share of Antamina’s senior debt, which 33.75% share amounts to US$424 million at June 30, 2002 (June 30, 2001 — US$370 million). The guarantee will increase to a maximum of US$445 million as Antamina draws fully on its senior debt facilities. Following satisfaction of a number of pre-agreed completion tests expected to occur between 2002 and February 2004, the guarantee will terminate.

On October 1, 2001, the CMA copper-zinc project commenced commercial production.

(b) The company holds a 33.6% partnership interest in Highland Valley Copper (“HVC”), a partnership with Teck Cominco Limited and its wholly-owned subsidiary, Teck Cominco Metals Ltd., (collectively “Teck Cominco”) (61.4%) and Highmont Mining Company (5%). The company and Teck Cominco have equal control and management.

HVC holds and operates large-scale copper/molybdenum mining and milling operations in the Highland Valley area of British Columbia to produce copper and molybdenum in concentrates with gold and silver as by-products.

(c)  The company holds a 29.1% joint venture interest in Bullmoose Coal, with Teck Cominco Limited (60.9%) and Nissho Iwai Coal Development (Canada) Ltd. (10%). The open-pit metallurgical coal mine and processing facility is located in northeastern British Columbia.

All of the above operations are accounted for using the proportionate consolidation method. The company’s share in the assets, liabilities, revenue, expenses and cash flow of the partnership and joint ventures are as follows:

	12 Months Ended	18 Months ended
(in millions of US dollars)	June 30, 2002	June 30, 2001

Revenue	$218	$136
Cost of sales	208	114

Operating profit (loss)	10	22
Income taxes	(5)	(10)

Net earnings (loss)	$5	$12

Assets
Current	$136	$68
Non-current	741	728
Liabilities
Current	(128)	(109)
Non-current	(534)	(473)

Net investment	$215	$214

	12 Months Ended	18 Months ended
(in millions of US dollars)	June 30, 2002	June 30, 2001

Cash inflow (outflow) from:
Operating activities	$50	$47
Financing activities	46	297
Investing activities	(84)	(360)

Increase (decrease) in cash	$12	$(16)

6. INVENTORIES

(in millions of US dollars)	June 30, 2002	June 30, 2001

Mining operations
Copper-concentrates and cathode	$24	$26
Mine supplies and other	36	24

	$60	$50

7.  PROPERTY, PLANT AND EQUIPMENT

(in millions of US dollars)	June 30, 2002	June 30, 2001

Buildings, at cost	$52	$49
Accumulated depreciation	(32)	(27)

	20	22

Plant machinery and equipment, at cost	1,282	519
Accumulated depreciation	(259)	(188)

	1,023	331

	$1,043	$353

8.  MINING PROPERTIES

(in millions of US dollars)	June 30, 2002	June 30, 2001

Mining properties, at cost	$283	$269
Accumulated amortization	(153)	(126)
Properties held for development: Spence Project	46	38

	$176	$181

9.  INVESTMENT

     Investment is carried on an equity basis.

(in millions of US dollars)	Ownership	June 30, 2002	June 30, 2001

Minera Alumbrera Limited	25%
-Equity (a)		118	112
-Long term shareholder loans (b)		75	69
-Accumulated equity in net earnings (loss)		26	13

		219	194

(a)	In May 1995, the company acquired a 25% effective interest in Minera Alumbrera Limited, which commenced commercial production of the Alumbrera copper-gold deposit in northwest Argentina on February 1, 1998.

(b)	The US dollar denominated long term shareholder loans (US$70 million) bear interest at a rate of LIBOR plus 2% and will be repaid from project cash flows when permitted under senior debt agreements.

(c)	The company’s 25% share in the assets, liabilities, revenues and expenses of Minera Alumbrera Limited are as follows:

	12 Months Ended	18 Months ended
(in millions of US dollars)	June 30, 2002	June 30, 2001

Revenue	$117	$131
Cost of sales	91	105

Operating profit	26	26
Expenses	(6)	(13)
Income taxes	(7)	(6)

Net earnings (loss)	$13	$7

	12 Months Ended	18 Months ended
(in millions of US dollars)	June 30, 2002	June 30, 2001

Assets
Current	$55	$45
Non-current	277	346
Liabilities
Current	(48)	(53)
Non-current	(65)	(144)

Net investment (inclusive of loans)	$219	$194

10. OTHER ASSETS

(in millions of US dollars)	June 30, 2002	June 30, 2001

Other investments	$—	$4
Pension (note 17)	5	11

	$5	$15

11. SITE RESTORATION AND RELATED OBLIGATIONS

(in millions of US dollars)	June 30, 2002	June 30, 2001

Site restoration and related obligations	$47	$43
Current portion included in accounts payable and accrued liabilities	4	4
Exchange variance due to change in reporting currency (translation of convenience)		2

	$51	$49

During the year the company spent US$2 million (18 months ended June 30, 2001 — US$8 million) and provided US$4 million (18 months ended June 30, 2001 — US$4 million) for site restoration and related obligations for continuing operations.

The above provisions represent the amount accrued to date based on the company’s best estimate of the cost of its planned shutdown and restoration programs, which it believes meet or exceed existing requirements at producing, closed and discontinued mining operations. Future changes, if any, in requirements, laws and regulations and operating assumptions may be significant and will be recognized if and when applicable.

12. LONG TERM DEBT

(in millions of US dollars)	June 30, 2002	June 30, 2001

7.05% US dollar debentures due Nov. 1, 2005 (a)	$150	$150
Senior project debt facilities (b)	424	370

	574	520
Exchange variance due to change in reporting currency (translation of convenience) (note 3)	—	(22)
Less: current portion	(45)	—

	$529	$498

(a)  In November 1995, the company issued US$150 million of unsecured 7.05% debentures due November 1, 2005. Costs associated with the issue of the debentures are being amortized over the term of the debt.

(b)  During 1999, CMA arranged a US$1,320 million project financing for the Antamina copper-zinc project in Peru. As at June 30, 2002 US$1,255 million has been drawn down (2001: US$1,097 million) (the company’s share is US$424 million; 2001: US$370 million). The average interest margin over LIBOR or Eurodollar loans, inclusive of political risk insurance premiums and guarantee fees payable by CMA on the commercial bank portion, is 2.4% prior to completion, 3.4% from completion to December 31, 2004, 3.7% from January 1, 2005 to December 31, 2008, and 4.1% from January 1, 2009 onwards. During the drawdown period, CMA will pay commitment fees on the undisbursed principal amount averaging 0.6% per annum.

Security for the senior debt facilities is governed by a common security agreement. The agreement provides the senior lenders a security interest in shares and other securities issued by CMA, substantially all the assets of CMA, material project agreements, permits and approvals, and receivables under concentrate sales agreements. The agreement contains normal covenants and events of default including completion tests, which must be met by the final completion date of February 29, 2004 (subject to extension for up to one year for force majeure). In addition, the company, Noranda, Teck and Mitsubishi have provided the lenders with pro rata several guarantees during the pre-completion period. Upon meeting the completion tests, such guarantees will terminate.

The repayment terms of the various tranches of loans vary from 6 1/2 to 10 1/2 years from the commitment termination date, which started in September 2002. Repayments of loans are due semi-annually, in March and in September. Certain conditions must be met prior to distributions to shareholders, including the requirement to make prepayments.

13.   CONVERTIBLE DEBENTURES & EQUITY OFFERING

(a)  On February 4, 1997 the Company arranged a C$500 million financing. The financing comprised US$222 million (C$353.4 million) of 5.5% convertible redeemable subordinated debentures due February 1, 2007 evidenced by installment receipts, and 4,417,500 common shares. On or after February 1, 2002 the company may redeem the debentures at par for cash or common shares. Each debenture is convertible at the option of the holder into common shares at a price of C$40 per common share.

(b)  In view of the company’s right to redeem the 5.5% debentures through the issuance of common shares, they are being accounted for as having both a debt and equity component in accordance with accounting standards of the Canadian Institute of Chartered Accountants. The liability element of US$12 million (C$19 million) as at June 30, 2001 represents the present value of interest payments discounted at the company’s normal borrowing rate until February 1, 2002. Interest expense is determined on the debt component. Each year a portion of the required semi-annual interest payment is applied as a reduction of the debt component. Interest expense for the eighteen months period ended June 30, 2001 amounted to US$2 million.

(c)  The difference between the amount calculated as debt and the US$222 million (C$353.4 million) value of the 5.5% debentures is classified as equity, net of issue costs and taxes. The equity component of the debentures was increased over a five-year term to the full face value by charges to retained earnings. The increase in the carrying value of the equity component, referred to as the equity accretion, is computed on an after-tax basis for the purpose of calculating earnings per share.

14.   PREFERRED SECURITIES

(in millions of US dollars)	June 30, 2002	June 30, 2001

Preferred securities issued	$150	$150
After-tax issue costs	(4)	(4)
Exchange variance due to change in reporting currency (translation of convenience)	(6)	(6)

	$140	$140

On August 7, 1998, the company issued US$150 million of preferred securities at 9 3/8%. The preferred securities are due September 30, 2047. Interest is payable quarterly.

The company, through a trustee, can at its option redeem such securities on or after August 7, 2003 and has the right to deliver common shares in lieu of cash as payment for both principal and interest.

The principal amount of the preferred securities, net of after-tax issue costs of US$4 million (US$6 million pre-tax), has been classified as equity and the interest payments, on an after-tax basis, are classified as dividends.

15.   CAPITAL STOCK

Authorized:	16,000,000 Unlimited	Preference Shares, issuable in series Common Shares

		Amount
Common Shares issued:	Number	(millions $ US)

Balance December 31, 1999	60,625,924	308
Issued under share option plans	4,879,314	60
Conversion of convertible debentures	550	—

Balance June 30, 2002 and 2001	65,505,788	368

(a)  In calculating basic earnings per share, the net earnings of US$29 million (18 months to June 30, 2001 – net earnings of US$17 million) is decreased by the accretion of the equity element of the convertible debentures of US$13 million (18 months to June 30, 2001 – US$11 million (net of tax)) and by the dividends on preferred securities of US$14 million, (18 months to June 30, 2001 – US$12 million (net of tax)). Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year ended June 30, 2002 of 65.5 million (18 months to June 30, 2001 – 63.0 million).

Fully diluted earnings per share are not being presented as the effect of the outstanding options is antidilutive.

(b)  Dividends paid per common share were nil in the twelve months period ended June 30, 2002 and US$0.13 (C$0.21) in the eighteen months ended June 30, 2001.

(c)  Financial covenants could restrict the payment of common share dividends in certain circumstances.

Share Option Plans

Outstanding options on common shares at June 30, 2002 and 2001 under the various share option plans are as follows:

	1987 Plan				1993 Plan

	June 30,	Weighted Average	June 30,	Weighted Average	June 30,	Weighted Average	June 30,	Weighted Average
	2002	Exercise Price	2001	Exercise Price Cdn$	2002	Exercise Price Cdn$	2001	Exercise Price Cdn$

Outstanding at beginning	—	—	117,700	$16.62	552,400	$33.56	4,051,186	$22.20
Changes during period
Granted	—	—	—	—	—	—	931,600	$17.82
Exercised	—	—	(117,700)	$16.62	—	—	(4,331,086)	$19.79
Expired	—	—	—	—	—	—	(99,300)	$24.58

Outstanding at end	—	—	—	—	552,400	$33.56	552,400	$33.56

Exercisable at end	—	—	—	—	552,400	$33.56	552,400	$33.56

Shares reserved	—	—	—	—	552,400	—	552,400	—

	1993 Directors' Plan				1996 Directors' Plan

	June 30,	Weighted Average	June 30,	Weighted Average	June 30,	Weighted Average	June 30,	Weighted Average
	2002	Exercise Price Cdn$	2001	Exercise Price Cdn$	2002	Exercise Price Cdn$	2001	Exercise Price Cdn$

Outstanding at beginning	—	—	193,000	$21.17	297,000	$30.34	417,528	$27.52
Changes during period
Granted	—	—	—	—	—	—	117,000	$17.50
Exercised	—	—	(193,000)	$21.17	—	—	(237,528)	$19.05
Expired	—	—	—	—	—	—	—	—

Outstanding at end	—	—	—	—	297,000	$30.34	297,000	$30.34

Exercisable at end	—	—	—	—	297,000	$30.34	297,000	$30.34

Shares reserved	—	—	—	—	297,000	—	297,000	—

16. CUMULATIVE TRANSLATION ADJUSTMENT

(in millions of US dollars)	June 30, 2002	June 30, 2001

Balance, beginning of year	$47	$47
Increase (decrease) during the year	53	—

Balance, end of year	$100	$47

The cumulative translation adjustment represents the net unrealized foreign currency translation gain on the company’s net investment in self-sustaining Canadian operations. The increase during the year was primarily a result of the increase in the Canadian dollar exchange rate from $0.6273 to $0.6658 at June 30, 2002. The comparative figures for June 2001 were translated from reported Canadian dollars using a rate of convenience of $0.6273. The rate used was as at December 31, 2001, the end of the last period for which the Canadian currency was the currency of measurement and display.

17. POST EMPLOYMENT COSTS

The company has a number of defined benefit plans providing pension, health, dental and life insurance retirement benefits to substantially all retired employees who qualify.

Substantially all employees of the company are participants in either a defined contribution or non-contributory defined benefit pension plan. Benefits under the defined benefit plans are generally determined by years of service and employees’ compensation, the latter being based on the three highest of the last ten years of employment, or a flat dollar benefit.

An actuarial valuation is performed at least triennially with intervening annual reassessments for substantially all defined benefit plans to determine the present value of the accrued pension benefits. Pension fund assets are carried at values determined by using a three-year average between book and market values.

Due to the closure of the Toronto office of Rio Algom Limited, the company partially wound up the Rio Algom Limited Salaried Employees Pension Plan effective June 30, 2002. Rio Algom’ s pension plan, currently in a surplus position, is presented in the financial statements as a pension asset to a maximum of the present value of savings in future contributions. As a result of the reduction in active members, the plan was partially wound up resulting in an actuarially determined reduction of US$10 million to the pension asset. A partial wind up report and other supporting documentation will be filed with the Superintendent of Financial Services in Ontario. The partial wind up report sets out the financial position of the Plan at the partial wind up date and the benefit entitlements of members of the Plan affected by the wind up including any additional benefits or rights attributable to the partial wind up. The approval of the Superintendent is required for the payment of benefits to members affected by the partial wind up.

The obligation for benefits under these plans is determined through actuarial reports that are based on the following weighted-average assumptions, which were applicable for the periods shown below:

	June 30, 2002		June 30, 2001

	Corporate	Partially-owned	Corporate	Partially-owned
		partnership and joint ventures		partnership and joint ventures

Discount rate	6.5%	7.0%	6.5%	7.3%
Expected long-term rate of return on pension plan assets	8.0%	7.0%	8.0%	7.0%
Rate of compensation increase	3.5%	1.0% to 4.5%	3.5%	1.0% to 4.5%

(in millions of US dollars)	As at June 30, 2002			As at June 30, 2001

	Plans where assets	Plans where benefit	Net	Plans where assets	Plans where benefit	Net
	exceed benefit	obligations		exceed benefit	obligations
	obligations	exceed assets		obligations	exceed assets

Plan assets	98	7	105	92	7	99
Benefit obligations	77	8	85	67	9	76

Excess (deficit) of plan assets over benefit obligations	21	(1)	20	25	(2)	23
Net accrued benefit (liability) asset	5	—	5	12	(1)	11

	16	(1)	15	13	(1)	12

	For the year ended June 30, 2002

	Pension Benefits			Other Benefit Plans

	Corporate	Partially-owned	Total	Corporate	Partially-owned	Total
		partnership and			partnership and
		joint ventures			joint ventures

Change in benefit obligations
Beginning obligations	55	21	76	17	2	19
Impact of changes in year end assumptions	—	5	5	—	—	—
Current service	—	1	1	—	—	—
Benefits paid	(6)	(1)	(7)	(2)	—	(2)
Interest cost on benefit obligations	4	1	5	1	1	2
Other	3	2	5	1	—	1

Ending obligations	56	29	85	17	3	20

Change in plan assets
Beginning fair value of assets	74	25	99
Recognition of fund assets	(1)	—	(1)
Employer contributions	1	2	3
Benefits paid	(6)	(1)	(7)
Return on plan assets	5	—	5
Other	4	2	6

Ending fair value of assets	77	28	105

Ending Surplus (deficit)	21	(1)	20	(17)	(3)	(20)
Valuation allowance	(19)	—	(19)	—	—	—

Accrued benefit (liability) asset	2	(1)	1	(17)	(3)	(20)
Unamortized actuarial (gains) losses	—	4	4	—	—	—

Net accrued benefit (liability) asset	2	3	5	(17)	(3)	(20)

The company’s post-employment benefit expense for the year ended June 30, 2002 included the following components:

	Pension Benefits			Other Benefit Plans

	Corporate	Partially-owned	Total	Corporate	Partially-owned	Total
		partnership and			partnership and
		joint ventures			joint ventures

Current service	—	1	1	—	—	—
Interest cost on benefit obligations	4	1	5	1	—	1
Expected return on plan assets	(5)	—	(5)	—	—	—
Actuarially determined reduction in pension asset	10	—	10
Other	1	(1)	—	—	—	—

Total expense	10	1	11	1	—	1

18. COMMITMENTS AND CONTINGENCIES

(a)  In September 1998, the company, along with partners Noranda and Teck, elected to proceed with the development of the Antamina property. In connection with this election, they have made an investment commitment of US$2.52 billion. Since at June 6, 2002 the actual investment was less than the investment commitment, US$111.5 million or 30% of the shortfall is payable by CMA to Centromin (a mining company owned by the Peruvian government) in lieu of further expenditures. Rio’s share of the shortfall payable is included on the balance sheet under accounts payable and accrued liabilities.

The company has provided a several guarantee of its 33.75% share of Antamina’s senior debt, which amounts to US$424 million at June 30, 2002 (June 30, 2001 — US$370). The guarantee will increase to a maximum of US$445 as Antamina draws fully on its senior debt facilities. Following satisfaction of a number of pre-agreed completion tests expected to occur between 2002 and February 2004, the guarantee will terminate.

The Antamina copper-zinc project commenced commercial production on October 1, 2001. CMA has entered into concentrate sales agreements for a significant portion of its future production with various counterparties including an affiliate.

(b)  The estimated total cost to complete approved capital projects as at June 30, 2002 was US$14 million (committed US$3 million).

(c)  In 1997, Minera Alumbrera Limited obtained a US$670 million project financing facility of which US$660 million was ultimately drawn down. As at June 30, 2002 US$358 million was outstanding (June 30, 2001 — US$434 million). During 1999, Minera Alumbrera Limited satisfied the completion tests under the project financing and as a result, the company’s several guarantee of 25% of the project debt has terminated. Minera Alumbrera Limited has a non-revolving VAT letter of credit for up to US$213 million, which the company has unconditionally severally guaranteed to the extent of 25%. Guaranties of ARS 38 million (Argentine Pesos) were not yet renewed at June 30, 2002. Furthermore, Minera Alumbrera Limited has a US$20 million working capital facility, which the company has unconditionally severally guaranteed to the extent of 25%. At June 30, 2002, no amount was outstanding under the working capital facility.

(d)  Rio Algom Limited has been named in an application brought in the Ontario Superior Court of Justice by certain holders of its 5.5% Convertible Debentures against Rio Algom, certain of its directors and officers, Billiton Plc, its directors and Billiton Copper Holding Inc. The application relates to the successful takeover of Rio Algom by Billiton Plc in October 2000 and involves, among other things, the assertion by the applicants that they were oppressed or their interests unfairly disregarded in that takeover. The applicants, who hold C$30,265,000 or approximately 8.5% of the outstanding Debentures, seek, among other things, a court order requiring Rio Algom to repurchase or redeem the Debentures held by the applicants at a premium over par value. The Debentures, which are listed on the Toronto Stock Exchange, were issued in February 1997 for a 10-year term maturing on February 1, 2007 and are redeemable at par by Rio Algom on or after February 1, 2002. On August 22, 2002 the claim against Rio and its current and former directors was dismissed. The applicants have filed a Notice of Appeal with respect to that dismissal.

19. DEPRECIATION AND AMORTIZATION

	12 Months Ended	18 Months Ended
(in millions of US dollars)	June 30, 2002	June 30, 2001

Plant machinery and equipment	$74	$61
Mining properties	19	29
Other	—	1

	$93	$91

20. INTEREST EXPENSE

	12 Months Ended	18 Months Ended
(in millions of US dollars)	June 30, 2002	June 30, 2001

Interest on demand loans and other	$1	$1
Interest on long term debt	25	15
Interest on convertible debentures	—	2

	$26	$18

	June 30, 2002	June 30, 2001

Interest paid	$27	$18

21. INCOME AND MINING TAXES

a) Earnings (loss) before taxes:
Earnings (loss) before taxes, equity in net earnings (loss) of associated company and discontinued operations consist of:

	12 Months Ended	18 Months Ended
(in millions of US dollars)	June 30, 2002	June 30, 2001

Canada	$(9)	$(56)
United States	—	(7)
Chile	54	89
Other	10	(3)

	$55	$23

b) Provision for income and mining taxes
Income and mining taxes recovery (provision) of continuing operations consist of:

	12 Months Ended	18 Months Ended
(in millions of US dollars)	June 30, 2002	June 30, 2001

Current
Canadian	$(3)	$(2)
United States	—	3

	(3)	1

	12 Months Ended	18 Months Ended
(in millions of US dollars)	June 30, 2002	June 30, 2001

Future
Canadian	(16)	(7)
United States	—	1
Chile	(20)	(31)

	(36)	(37)

Total income and mining taxes (provision) recovery	$(39)	$(36)

(in millions of US dollars)	June 30, 2002	June 30, 2001

Income and mining taxes (recovered) paid by continuing operations, net	$(15)	$16

The recovery of (provision for) income taxes differs from the amount that would have resulted by applying Canadian federal and weighted average provincial statutory tax rates of 43.4% for the year ended June 30, 2002 (June 30, 2001 — 44.9%) as follows:

	12 Months Ended	18 Months Ended
(in millions of US dollars)	June 30, 2002	June 30, 2001

Income and mining taxes (provision) recovery at the Statutory rate	$(24)	$(10)
Tax effect of:
Unrecognized operating losses	—	(12)
Valuation allowance	(19)	(18)
Lower effective foreign tax rates	3	4
Other	1	—

Income and mining taxes (provision) recovery in the consolidated statements of earnings	$(39)	$(36)

c) Future income and mining taxes:
The components of future taxes are as follows:

(in millions of US dollars)	June 30, 2002	June 30, 2001

Current future tax assets:
Site restoration and related obligations	$1	$2
Other	5	8
Valuation allowance	(6)	—

	—	10

Non current future tax assets:
Post-employment benefit obligations	5	3
Property, plant and equipment	(11)	(13)
Mining properties	(5)	(8)
Site restoration and related obligations	16	15
Non-capital losses	46	61
Foreign exploration and development expense pool	10	10
Other	—	(2)
Valuation allowance	(38)	(18)

	23	48

Non current future tax liabilities:
Property, plant and equipment	99	89
Mining properties	39	41
Site restoration and related obligations	(2)	(1)
Other	—	1

	$136	$130

d) Tax loss carry-forwards:

The company has realized non-capital losses of approximately US$60 million for Canadian income tax purposes of which only approximately US$29.5 million are available to offset future taxable income, however, no tax benefit has been recognized for financial statement purposes. Such portion of the losses expire as follows:

2007 :	US$8.5 million
2009 :	US$21 million

In addition, subsidiaries of the company have loss carry-forwards of US$60 million available to reduce future Chilean taxable income. These losses could be carried forward indefinitely and the benefit has been recognized in the accounts.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values for all financial instruments approximate fair values except for the following:

	Carrying Value		Fair Value

(in millions of US dollars)	2002	2001	2002	2001

Derivatives
Copper put options	$—	$5	$—	$9
Copper call options	$—	$(2)	$—	$—
Forward currency contracts	$—	$—	$(2)	$(6)
Other investments	$—	$4	$—	$4
Financial liabilities
7.05% Debentures due November 1, 2005	$150	$150	$154	$146
5.5% Convertible Debentures	$222	$226	$240	$234
9.3/8% Preferred Securities due September 30, 2047	$150	$150	$148	$146

The fair value of the derivatives and financial liabilities is based on market prices at June 30, 2002 and 2001.

The carrying amounts of cash, short term investments, receivables, bank loans and overdrafts and accounts payable and accrued liabilities in the consolidated balance sheets approximate fair value due to the short term maturities of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The company hedged its exposure to changes in copper prices using put options and collars. The collars represent a purchased put and written call for the same quantity of copper and maturing on the same date. The purpose of the written call is to subsidize the cost of the put. The company designates these hedging instruments as being in respect of specific future production. The copper options expired in July 2002 and were not renewed.

At June 30, 2002, the company had outstanding forward currency contracts to sell US$30 million at an average exchange rate to Canadian dollars of $1.42. The purpose of the company’s hedging activities was to reduce the risk that the eventual US dollar cash flows used to fund Canadian production costs would be adversely affected by an appreciation of the Canadian dollar. For example, Highland Valley Copper produces commodities that are sold in US dollars; however, the costs of production are predominantly in Canadian dollars. The company has not engaged in any significant foreign currency derivative activities that have not been specifically identified as hedges.

Realization under these hedge contracts is dependent upon the ability of the counterparties to perform in accordance with the terms of the contracts; however, the company’s credit risk is limited to unrealized gains existing at any time. The company manages credit risk by only dealing with major financial institutions that meet its credit rating standards; by limiting arrangements outstanding with individual counterparties; and by entering into master netting agreements which incorporate the right of setoff and provide for the net settlement of contracts with the same counterparty in the event of default or other cancellation under the agreement.

23.  SEGMENT DISCLOSURES

The operations of the company are grouped into operating and geographic segments according to the basis upon which senior management evaluates the operations.

Operating Segments

Cerro Colorado (“Cerro”)
•	Mining and processing of copper ore into cathode copper in Chile

Highland Valley Copper (“HVC”)
•	Partnership interest in mining and milling of copper-molybdenum ore in Canada

Compania Minera Antamia (“CMA”)
•	Joint venture interest in mining and milling of copper-zinc ore in Peru

Other Mining
Bullmoose joint venture interest in mining and treatment of metallurgical coal in Canada and a royalty interest in the Polaris zinc-lead mine in Canada

Corporate, Development and Exploration
Corporate expenses, exploration through offices in North and South America, development projects in Chile (Spence) and an investment in Minera Alumbrera Limited, a copper-gold mine in northwest Argentina.

SEGMENTED DISCLOSURE
(in millions of US dollars)

	Compania				Compania				Corporate,
	Minera Cerro		Highland Valley		Minera				Development and
	Colorado		Copper		Antamina		Other Mining		Exploration		Total

	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Segmented Earnings
For the twelve Months Ended June 30, 2002 and the eighteen Months Ended June 30, 2001
Revenue	208	299	75	110	119	—	29	36	—	—	431	445
Cost of operations	107	151	58	73	66	—	18	23	—	—	249	247
Depreciation and amortization	46	62	13	18	29	—	4	8	—	—	92	88

Segment profit	55	86	4	19	24	—	7	5	—	—	90	110

Corporate expenses									(26)	(30)	(26)	(30)
Interest expense									(26)	(18)	(26)	(18)
Exploration									(4)	(20)	(4)	(20)
Transaction costs									—	(38)	—	(38)
Investment and other income									21	19	21	19
Income and mining taxes									(39)	(36)	(39)	(36)

	55	86	4	19	24	—	7	5	(74)	(123)	16	(13)
Associated company:
Equity in net earnings	—	—	—	—	—	—	—	—	13	7	13	7

Earnings (loss) from continuing operations	55	86	4	19	24	—	7	5	(61)	(116)	29	(6)

Segmented Cash Flow
For the twelve Months Ended June 30, 2002 and the eighteen Months Ended June 30, 2001
Operating activities	103	165	17	46	35	—	4	19	(4)	(207)	155	23

Capital expenditures	44	7	3	9	78	352	—	—	(11)	6	114	374

Segmented Balance Sheets
As at June 30, 2002 and 2001

	Compania				Compania				Corporate,
	Minera Cerro		Highland Valley		Minera				Development and
	Colorado		Copper		Antamina		Other Mining		Exploration		Total

Assets
Current assets	174	110	29	26	100	38	13	6	46	48	362	228
Fixed assets and mining properties	415	400	66	74	689	642	1	5	48	55	1,219	1,176
Investment	—	—	—	—	—	—	—	—	219	194	219	194
Other assets	14	31	3	—	—	—	—	—	258	325	275	356

Total assets	603	541	98	100	789	680	14	11	571	622	2,075	1,954

Liabilities
Current liabilities	15	17	17	18	109	80	2	2	47	57	190	174
Long term liabilities	134	126	8	6	379	354	8	7	203	197	732	690

Total liabilities	149	143	25	24	488	434	10	9	250	254	922	864

Net assets	454	398	73	76	301	246	4	2	321	368	1,153	1,090

Geographic Data

	Canada		Chile		Argentina		Peru		Total

For the twelve Months Ended June 30, 2002 and the eighteen Months Ended June 30, 2001
Revenue from continuing operations	104	146	208	299	—	—	119	—	431	445

As at June 30, 2002 and 2001
Capital assets	319	411	486	479	219	194	689	642	1,713	1,726

24. DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (“US GAAP”). The effect of these principal differences on the company’s consolidated financial statements are quantified below and described in the accompanying notes:

Statements of Earnings

	12 Months Ended	18 Months Ended
(in millions of US dollars except per share data)	June 30, 2002	June 30, 2001

Net earnings (loss) for the period reported under Canadian GAAP	$29	$17
Capitalized interest on deferred mine development costs (a)	2	29
Write off of fees on convertible debentures (b)	(8)	—
Amortization of capitalized interest	(2)	(1)
Increase in interest expense (c)	(26)	(38)
Start-up costs (e)	(16)	(4)
Adjustments of certain financial instruments to market (d)	(3)	2
Revenue recognition adjustment (f)	3	(3)
Income tax effect of the above adjustments	6	13

(Loss) net earnings for the period reported under US GAAP	$(15)	$15

Basic (loss) net earnings per common share for the period	$(0.23)	$0.24

Diluted (loss) net earnings per common share	$(0.23)	$0.24

(a)	The company capitalizes interest on a mine development project only if the interest arises on indebtedness incurred specifically to finance the project. Under US GAAP, a portion of all interest costs incurred must be capitalized as part of the project under development.

(b)	Under Canadian GAAP the initial carrying amount of the equity element of the convertible debentures is presented net of the after tax underwriters and other fees and net of the interest receivable on the installment receivable. These amounts, amortized under Canadian GAAP through the accretion of the liability over a 5-year period are now written off.

(c)	The company accounts for the convertible debentures in accordance with their substance and as such they are presented in the financial statements in their liability and equity component parts as described in note 13. Under US GAAP, the entire face value of the convertible debentures is treated as debt with interest expense based on the coupon rate of 5.5%. The increase in interest expense was US$12 million in the year ended June 30, 2002 (18 months ended June 30, 2001 — US$17 million).

Furthermore, the company accounts for the preferred securities in accordance with their substance and as such they are included in shareholder’s equity. Under US GAAP such preferred securities are treated as debt with interest expense based on the coupon rate of 9 3/8%. The increase in interest expense was US$14 million in the year ended June 30, 2002 (18 months ended June 30, 2001 — US$21 million).

(d)	Under Canadian GAAP, certain financial instruments qualify as a hedge for accounting purposes and therefore gains and losses on these contracts are recognized in revenue at the time the anticipated cash flows are incurred. However, under US GAAP these contracts must be marked to market at the end of each reporting period with any resulting gain or loss recognized in income.

(e)	In 1999 the company adopted a US accounting standard (Statement of Principles 98-5) which requires start-up costs to be expensed as incurred. Under Canadian GAAP, start-up costs are deferred and amortized over the mine life.

(f)	Under Canadian GAAP, revenue has been recognized under certain contracts at Highland Valley Copper for which delivery has not occurred, using the following criteria:

•	Concentrate is in a form suitable for delivery

•	Quantity and quality of the concentrate can be determined with reasonable accuracy

•	Title of the concentrate has passed to the purchaser

•	The actual selling price has been determined

US GAAP requires certain criteria to be met in order to recognize revenue when delivery has not occurred. These criteria include the fact that the risks of ownership must have passed to the buyer, which occurs when the concentrate is loaded on to the ship. In addition, there must be a fixed schedule for delivery of the goods.

Statements of Comprehensive Earnings

The statements of comprehensive earnings provide a measure of all changes in equity of the company that result from transactions and other economic events that occur during the period.

	12 Months Ended	18 Months Ended June
(in millions of US dollars)	June 30, 2002	30, 2001

Net earnings (loss) for the period reported under US GAAP	$(15)	$15
Other comprehensive earnings:
Foreign currency translation adjustments	(6)	34

Comprehensive earnings	$(21)	$49

Statements of Cash Flow

	12 Months Ended	18 Months Ended June
(in millions of US dollars)	June 30, 2002	30, 2001

Cash and cash equivalents beginning of period	$86	$31

Operating activities’ cash flow on a Canadian basis	155	58
Capitalized interest on deferred mine development	2	29
Increase in interest expense net of current tax	(26)	(25)
Start-up costs	(16)	—
Valuation of opening cash a historical rate	(4)	(4)

Operating activities’ cash flow on a US basis	111	58

Financing activities’ cash flow on a Canadian basis	16	319
Accretion of equity element of convertible debentures	13	12
Preferred securities dividends	14	13

Financing activities’ cash flow on a US basis	43	344

Investing activities’ cash flow on a Canadian basis	(48)	(318)
Capitalized interest on deferred mine development	(2)	(29)
Start-up costs	16	—

Investing activities’ cash flow on a US basis	(34)	(347)

Cash and cash equivalents end of period	$206	$86

Net change in non-cash working capital items related to operations:

	12 Months Ended	18 Months Ended
(in millions of US dollars)	June 30, 2002	June 30, 2001

Receivables and prepaid expenses	$(12)	$19
Inventories	(1)	(16)
Accounts payable and accrued liabilities	(12)	29
Income and mining taxes payable	20	(11)

	$(5)	$21

Balance Sheets

The following summarizes the balance sheet amounts in accordance with US GAAP where different from the amounts reported under Canadian GAAP.

(in millions of US dollars)	At June 30, 2002		At June 30, 2001

	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Cash and cash equivalents	$206	$206	$83	$86
Receivables and prepaid expenses	96	99	85	96
Inventory	60	60	50	52
Property, plant and equipment	1,043	1,059	353	369
Antamina project in process	—	—	642	706
Mining properties	176	179	181	191
Investment	219	222	194	209
Loan receivable	247	247	293	307
Non current future tax assets	23	23	48	51
Accounts payable	(145)	(148)	(158)	(171)
Current portion of liability element of convertible debenture	—	—	(12)	—
Long term debt	(529)	(914)	(498)	(897)
Non current future tax liabilities	(136)	(136)	(130)	(141)
Shareholders’ equity	$(1,153)	$(792)	$(1,090)	$(815)

Shareholders’ Equity

(in millions of US dollars)	At June 30, 2002	At June 30, 2001

Shareholders’ equity based on Canadian GAAP	$1,153	$1,090
Equity component of convertible debentures	(222)	(214)
Preferred securities	(140)	(140)
Capitalized interest	92	92
Interest expense	8	8
Pensions and post-employment benefits	—	—
Adjustment of certain financial instruments to market	(2)	—
Foreign currency translation adjustments	(43)	12
Start-up costs	(29)	(11)
Asset valuation writedowns adjustments	(52)	(52)
Write off of fees on convertible debentures	(8)	—
Variation due to conversion exchange rate	34	40
Income tax adjustments on the above-noted items	1	(10)

Shareholders’ equity based on US GAAP	$792	$815

New Standards for US GAAP

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These new standards eliminate pooling as a method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the Consolidated Balance Sheet upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No.142 will be adopted on July 1, 2002.

Also issued June 2001, was SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company is analyzing the impact of SFAS No. 143 and will adopt this standard on July 1, 2002.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This Statement supersedes SFAS No. 121 and the accounting and reporting provisions of APB Opinion No. 30, and also amends ARB No. 51. This Statement will require one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and will broaden the presentation of discontinued operations to include more disposal transactions. The company is analyzing the impact of SFAS No. 144 and will adopt this standard on July 1, 2002.

In July 2002, the FASB issued Statement of Financial Accounting Standards No.146, Accounting for Costs Associated with Exit and Disposal Activities. This statement, effective for exit or disposal activities initiated after 31 December 2003, requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. The company has not adopted this standard early for the purpose of the June 2002 financial statements.

25. NEW STANDARDS FOR CANADIAN GAAP

In July 2001, the CICA approved the new Handbook Section 1581, Business Combinations, replacing Section 1580, that will require all business combinations to use the purchase method of accounting. They have also approved a new Section 3062, Goodwill And Other Intangible Assets, which will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangibles will no longer be amortized. Intangible assets with a definite life will continue to be amortized over their useful life. The new Sections are consistent with those recently approved by the FASB (SFAS No. 141 and SFAS No.142). The adoption of these new standards is not expected to have any material effect on the company’s financial position, results of operations or cash flows. Section 1581 is effective for business combinations initiated from July 1, 2001. Section 3062 will be adopted on July 1, 2002.

UNDERTAKING

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 15, 2002		RIO ALGOM LIMITED (Registrant)

	By:	“Philippe Monier”

Philippe Monier Chief Financial Officer

Certifications

I, Bradford A. Mills, certify that:

1.	I have reviewed this annual report on Form 40-F of Rio Algom Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: October 30, 2002

“Bradford A. Mills” Bradford A. Mills Chief Executive Officer

I, Philippe Monier, certify that:

1.	I have reviewed this annual report on Form 40-F of Rio Algom Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: October 30, 2002

“Philippe Monier” Philippe Monier Chief Financial Officer

Exhibit Index

23	Consent of Independent Accountants

99.1	Certification of Bradford A. Mills, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Philippe Monier, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002